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08001674

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intec Limited

*CURRENT ADDRESS Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 18 2008
THOMSON FINANCIAL

FILE NO. 82- 35767 FISCAL YEAR 6/30/07

* Complete for initial submissions only ** Please note name and address changes

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Intec Ltd

Superior and Sustainable Metals Production


INTEC
HELLYER MILL
KENWORTH
KENWORTH

ASX Code: INL
ABN 25 001 150 849

6-30-07
AR/S

Annual Report 2007

Contents

Images

Front Cover: A truckload of bulk zinc concentrate product leaving the Intec Hellyer Mill

Back Cover: The dredge on the Hellyer tailings dam

Letter from the Chairman and Managing Director and Chief Executive Officer

This is Intec Ltd's sixth Annual Report since listing on the Australian Stock Exchange and includes its financial statements for the year to 30 June 2007.

During the year, Intec took the critical next step from technology and project developer to becoming a cashflow positive zinc and lead producer. This effected a welcome A$10 million half-yearly earnings turnaround and Intec's profitability continues into the current financial year.

However, we are only too well aware that this positive progress has not yet been reflected in the Company's share price and market capitalisation, which (despite intervening lows and highs) remain effectively the same as when we wrote last year's letter (See Figure 1).

No doubt the volatility of the Company's share price during the past year may be attributed in part to various external factors, notably the A$ zinc and lead prices (See Figure 2) and movement in the ASX indices.

Nevertheless, factors specific to Intec that should have impacted positively on its value over the past year include the following:

- The Hellyer Zinc Concentrate Project has proven itself consistently profitable with efficient dredging, grinding and flotation operations, regular shipments and product paid for by keen Chinese customers;
- The Hellyer Residues Project (utilising the proprietary Intec Process) has advanced substantially, and is on-track for construction and commissioning in calendar 2008 and operation in 2009. For this purpose the Burnie Demonstration Plant has been reconfigured and has now recommenced operations and the Development Proposal and Environmental Management Plan have been lodged;
- Intec has secured the primary feedstock for the Hellyer Residues Project in a three year (minimum) supply agreement with Smorgon Steel for a minimum of 14,000tpa of >30% Zn EAF dust;
- While not Intec's preferred outcome, the investment in, and ensuing divestment of, shares in Jervois Mining Limited produced a net profit (after expenses) of over A$4 million; and
- Allowing for Intec's further investments during and following the 2007 financial year, the current market value of Intec's shareholding in Bass Metals Ltd has increased by several million dollars.

Intec Share Price and Trading Volumes



INL Volume (millions)
INL Price
HZCP Announcements
HZCP Announcement
INL Price
INL Volume (millions)

Figure 1: 12 Month chart of INL share price and volume on ASX

LME Zinc and Lead A$ Cash Prices and Inventories



Zn Stocks
Pb Stocks
Pb - Cash Price
Zn - Cash Price

Figure 2: 12 Month chart of LME zinc and lead A$ cash prices and inventories

By initiating the highly popular and informative Investor Q & A Forum on our website, we have clarified our updated plans for Hellyer, and we will again do so now.

The Hellyer Metals Project, as originally conceived, would have used the Intec Process to extract all five valuable metals from the tailings. The project was superseded, however, when the record high global metals prices created the opportunity for Intec to utilise the tailings resource to generate immediate cash via the Hellyer Zinc Concentrate Project. The use of the Intec Hellyer Mill to produce a bulk zinc concentrate for export necessarily depletes the tailings resource, therefore necessitating adjustment of any alternate projects designed to exploit that same resource.

The availability of cash to support a project utilising the Intec Process, the strong synergies between such a project and the operation of the Intec Hellyer Mill, and the securing of cornerstone feedstock in the form of high-zinc electric arc furnace dust allowed the superseded Hellyer Metals Project to evolve into the Hellyer Residues Project, Stage 1 of which is being implemented at the time of writing this report.

In summary, Intec has had a much more successful 2007 financial year than its share price performance over that period would suggest. However much will always remain to be done and for this purpose we look to our executive staff, whose loyalty and commitment to our Company during the much-hyped resources supercycle and in the full-employment Australian economy has been outstanding.

They and our fellow directors look forward to seeing as many of you as possible at Intec's Annual General Meeting to be held on 14 November 2007, where we will further explain our future plans for your Company and respond to your welcome views.

Yours sincerely,

Ian W Ross
Chairman

Philip R Wood
Managing Director and Chief Executive Officer


INTEC
HELLYER MILL

The Intec Board (from left):
Kieran Rodgers (Finance Director)
James Bell (Non-executive Director)
Philip Wood (Managing Director & CEO)
John Moyes (Technical Director)
Ken Severs (Non-executive Director)
Trevor Jones (Non-executive Director)
Ian Ross (Chairman)

Review of Operations


INTEC
HELLYER MILL

Introduction

The principal activities of the Company during and since the 2007 financial year have been:

1. The commencement of operations of the Hellyer Zinc Concentrate Project Joint Venture with the Polymetals group.
2. The development of the Stage 1 Hellyer Residues Project, implementing the first commercial application of the Intec Process technology. This included:
    a. The acquisition of strategic feedstock supplies for the Project – including ongoing supplies of electric arc furnace dust (EAF dust) for the Stage 1 Project, and the Zeehan residues stockpile for subsequent stages of the Project;
    b. Reconfiguration of the Burnie Demonstration Plant to trial new unit operations; and
    c. Commencement of the regulatory approvals process for the Project.
3. Investment in, and then divestment of, a shareholding in Jervois Mining Limited, with a net profit of approximately A$4 million.
4. The continued financial and operational support of Bass Metals Ltd, the successful north-western Tasmanian explorer and miner of which Intec owns 23.3%.
5. Establishment of technical collaboration agreements with strategic partners.
6. Continued metallurgical testwork and assessment of local and international opportunities.

1. Hellyer Zinc Concentrate Project (HZCP)


INTEC
HELLYER MILL
The Intec Hellyer Mill, viewed from the tailings feedstock thickeners

Commercial production of bulk zinc concentrate from the Hellyer Zinc Concentrate Project Joint Venture formally commenced on 1 December 2006, making Intec the only new producer of zinc and lead in Australia in 2006 and in 2007 until Bass Metals commenced production this month. Commencement of the HZCP JV followed a six month preparation by Polymetals, during which the Intec Hellyer Mill and related infrastructure was refurbished; new equipment (including the tailings dam dredge) was installed; all unit operations were commissioned; and production was ramped up towards the 'base case' commercial rate.

The Intec Hellyer Mill uses conventional grinding and flotation technology to selectively extract the zinc, lead and silver minerals from the pyrite-hosted mineral matrix. Tailings are mined underwater using the dredge, then transferred to stock tanks at the side of the tailings dam. From there, the feedstock slurry is pumped approximately 3km to a set of thickeners at the Mill, which remove some of the water from the slurry.

The thickened slurry is fed into the first stage of grinding, the ball mill, which reduces the particle size from approximately 45µm to approximately 25µm. This regrind exposes new mineral surfaces, which react with the flotation reagents and air bubbles to be separated in flotation cells as the 'rougher concentrate'. The 'rougher tails', representing the majority of the tailings mass after stripping of the available zinc, lead and silver minerals, returns to the tailings dam.

The 'rougher concentrate' is then passed to the tower mill to further reduce the particle size, this time to approximately 15µm. A second round of flotation cells refines the separation between the desired zinc, lead and silver minerals, and the iron-rich 'gangue'. This produces the final bulk zinc concentrate, which is then filtered and transferred to the purpose-built storage shed, ready for export.


Overlooking a flotation cell in the rougher flotation circuit

Prior to commencement of operations at the Intec Hellyer Mill, the tailings dam resource was assessed to be 10.8 million tonnes, with average grades of 2.8% Zn, 3.0% Pb, 0.16% Cu, 2.6g/t Au and 88g/t Ag. The 'base case' production has been optimised for increased metal recovery from reduced tailings throughput (to just over 1 million tpa), this lengthening the life of the tailings treatment project while still producing approximately 60,000tpa of bulk zinc concentrate (with an increased lead portion). The tailings grades are variable within the dam, however, being higher in concentration towards the bottom of the dam (corresponding to the earlier period of the former Aberfoyle/Western Metals operations, where the initial metal recovery efficiencies were lower).

The first shipment of bulk zinc concentrate was despatched from the Port of Burnie on 30 January 2007. Ramping up continued during the March 2007 Quarter 2007, during which time some operational adjustments were required, particularly in the dredging method by which the tailings feedstock to the Intec Hellyer Mill was recovered from the Hellyer dam. Initial operational adjustments improved both the safety and performance of the dredge, and the subsequent addition of an extension arm to the cutting head of the dredge allowed the HZCP joint venture to access high-grade zones of tailings containing up to 4.5% each of zinc and lead. As a result of these efforts, as well as ongoing improvements and optimisation of the Intec Hellyer Mill, the HZCP joint venture achieved record production of 5,707 tonnes in May 2007.

Production has continued steadily throughout the months of June to September (the time of writing this report) and is forecast to remain on-track for the remainder of financial 2008, albeit with substantial monthly variability based on the tailings grade.

A number of initiatives have been commenced to optimise the returns from the HZCP, particularly in light of the recent rise in the international price of lead. The tower mill circuit has been de-bottlenecked to allow increased throughput of the 'rougher concentrate', and therefore easing limitations on the rate at which tailings can be fed to the mill. The existing high intensity conditioners are being refurbished and modified, with the work expected to be complete by the end of October. As the re-ground rougher concentrate leaves the tower mill, the material will be 'conditioned' by surface abrasion with sand, which is expected to incrementally improve the overall zinc recoveries to the final concentrate product by changing the surface properties of the desired zinc, lead and silver minerals. Similarly, plant trials are being implemented for the use of magnetic aggregation, which is expected to yield further incremental improvements in the recoveries of zinc and lead to the product.

Going forward, further initiatives are being considered to optimise the performance of the Intec Hellyer Mill and to maximise the returns from the re-treatment of the Hellyer tailings. The HZCP joint venture is considering bringing additional capacity online in the cleaner flotation section of the plant, further increasing the capacity of the Mill. Metallurgical trials for gold and silver recovery via CIP were conducted, however results have shown that gold recoveries were poor, with unacceptably high reagent consumption due to side-reactions with other metal-bearing minerals.

The initiative with the greatest potential impact is the separation of a second, low-grade lead concentrate product from the Intec Hellyer Mill, which would increase lead recoveries from ~15-20% (after implementation of the other optimisation initiatives described above) to ~60-70%, and zinc recoveries from ~60-65% to ~67-75%. This will offer certain advantages to the HZCP operations:

- increased recoveries of payable metals obviously increases potential revenues; and
- the removal of additional heavy metals as product reduces the environmental legacy(both qualitative and quantitative) associated with the final tailings dam.

While the low-grade lead concentrate would not be of sufficient grade (~15-20% lead, plus minor zinc and silver values) to be saleable to conventional smelters, it will be a suitable feedstock for the Intec Process, with the Hellyer Residues Project to be constructed on the Hellyer site in 2008. This is an excellent example of Intec's strategy of using the Intec Process to unlock value that is not available to conventional technologies.

Steady operation of the Hellyer Zinc Concentrate Project, in conjunction with continuing high global metals prices, has yielded strongly positive returns for both of the joint venture partners. The Project is currently generating monthly profits of approximately A$3 million for the joint venture, with Intec's 50% share being approximately A$1.5 million per month. The cash being generated thus well exceeds the funding requirements of all of Intec's other activities, and is expected to substantially support the advancement of the next phase of Intec's development as both a technology and production company – the Hellyer Residues Project.

2. Hellyer Residues Project

The Hellyer Residues Project is being developed as the first commercial application of the Intec Process. To be constructed alongside the existing operations at Hellyer, the result will be a sustainable combined minerals processing operation with a long-term future.

Staged Development

The decision was made early in 2007 to implement the Intec Process commercialisation at Hellyer via staged development, with the first stage to produce intermediate zinc products (rather than zinc metal). Staged development offers a number of advantages to the Project:

- It allows implementation in the shortest-possible time frame;
- It therefore consequently improves access to current high metals prices;
- It minimises capital and operating cost;
- It offers potential synergies with the existing operations (as described below);
- It minimises technical risks; and
- It allows the potential for future stages to be developed from project revenues.

Feedstocks

Stage 1 of the Hellyer Residues Project will treat two primary feedstocks:

- ~25,000tpa of electric arc furnace dust (EAF dust), which is a zinc-bearing industrial residue resulting from the recycling of steel; and
- ~56,000tpa of low-grade lead concentrate, to be recovered as a second product from the Intec Hellyer Mill.

Intec has secured the critical external feedstock supplies to the Hellyer Residues Project via the Stage 1 and Stage 2 Supply Agreements with Smorgon Steel (now merged with OneSteel). Collectively, these agreements have delivered to Intec a stockpile of approximately 20,500 tonnes of EAF dust, with a further 42,000 tonnes to be delivered to Intec over the next three years. While the terms of the Agreement are commercial-in-confidence, it can be stated that Intec receives payment on a grade-based formula, with the fee decreasing as the zinc grade (and therefore contained metal value) increases.

Intec has been receiving EAF dust from both of Smorgon Steel's (now OneSteel's) Laverton and Waratah mini-mills since 1 August 2007. Feedstock from both sources is brought by truck to Intec's storage facility at Footscray, Melbourne, where it is received and stacked by Intec's logistics contractor, Entech Industries Ltd. At the time of writing this report, approximately 1,300 tonnes of EAF dust had been received into storage, with an average grade of approximately 37% Zn.



The growing EAF dust stockpile at Intec's Footscray warehouse

Intec anticipates that the economic and environmental advantages of the Intec Process as applied at the Stage 1 Hellyer Residues Project will assist the Company in securing additional ongoing sources of EAF dust as feedstock for the plant. The newly-merged OneSteel produces a further ~7,000tpa of EAF dust from its Rooty Hill mini-mill, and Intec has also initiated discussions with Pacific Steel in New Zealand, which produces ~3,500tpa of EAF dust from its steel recycling operations.

It is also anticipated that the Hellyer Residues Project plant will be used to recycle metals from other waste materials, as yet to be identified and/or secured, on a fee-for-service basis. Intec has held a number of discussions with both the Tasmanian Department of Tourism, Arts and the Environment and the Victorian Environment Protection Authority about cooperating with those regulators to identify, collect and recycle appropriate waste materials. Additionally, Intec has initiated discussions with Veolia Environmental Services, Australia's largest waste services firm, about a cooperative agreement that would take advantage of Veolia's superior infrastructure, waste collection systems, and dominant market position while providing Veolia with an environmentally and economically superior recycling solution for appropriate metalliferous wastes.

In October 2006, Intec also secured the 460,000 tonne stockpile of residues at Zeehan, approximately 80km southwest of Hellyer in Tasmania. A legacy waste from a former lead smelter, these residues have lain at the Zeehan site for almost a century, waiting for a technology to become available that can environmentally and economically extract the contained zinc, lead, silver and indium in the wastes. While the Zeehan residues will not be used as a feedstock in Stage 1 of the Hellyer Residues Project, it is the Company's intention to utilise them in subsequent stages.



The Zeehan Residue stockpile ~90km southwest of Hellyer

Products

The Stage 1 Hellyer Residues Project is being developed on the basis of producing both zinc and lead intermediate products that are readily saleable.

They are precipitated minerals, equivalent to but of a higher grade than the bulk zinc concentrate produced from HZCP, and thus can be sold directly alongside the existing product stream, without incurring additional marketing charges. Additionally, it is potentially possible to reduce the quality of the bulk zinc concentrate - thereby increasing the metal recoveries from the 1.5 Mtpa of tailings being processed through the Intec Hellyer Mill - and to then increase the quality back to contracted values by blending with the higher-grade Hellyer Residues Project products. This would effectively yield a 'mill credit' of several million dollars per annum as benefit to the Hellyer Residues Project.

It should be noted, however, that there remain alternate product options for the Stage 1 Hellyer Residues Project, including high-grade zinc sulphide, sulphate, zinc oxide or other zinc chemicals. Intec's technical team is currently assessing these alternatives, with the aim of maximising project returns, minimising the marketing risk for the products, and ensuring that production is achieved at Hellyer as swiftly as possible.



The ZnS test rig at Intec's Sydney head office laboratory

Burnie Demonstration Plant

Intec's Demonstration Plant at Burnie, Tasmania, has been reconfigured to reflect the altered process flowsheet for the Stage 1 Hellyer Residues Project (as compared to the now-superseded polymetallic Hellyer Metals Project). The leach section of the Intec Process remains the same, but the decision to produce intermediate zinc products means that the plant no longer requires the purification and electrowinning sections. Instead, these are replaced by new unit operations - acid regeneration, sulphide product precipitation, and calcium sulphide generation.

The reconfigured Burnie Demonstration Plant will trial these unit operations on a campaign basis from September to December 2007. These trials will provide the necessary engineering data for the detailed design of the Hellyer Residues Project, as well as developing operational experience for the Intec technical team.

Approvals Process

In August 2007, Intec submitted the Development Proposal and Environment Management Plan (DP-EMP) to Waratah-Wynyard Council, together with the Development Application for the Hellyer Residues Project. A comprehensive environmental document, the DP-EMP describes the Project in detail, and represents the primary vehicle for advancing regulatory approval for the Project.



Inside the Burnie Demonstration Plant

Following the standard approvals procedure, Waratah-Wynyard Council has referred Intec's DP-EMP to the Tasmanian Department of Tourism, Arts and the Environment (DTAE), for scientific assessment. As instructed by the DTAE, the Council has advertised a 28-day public notification period, which will be complete on 7 October 2007. Assuming that no objections are raised by the community, it is anticipated that the Council will receive recommendations from the DTAE by November, and that full Development Approval for the Stage 1 Hellyer Residues Project will be received by Intec before the end of 2007.

It should also be noted that, as condition precedent to the Stage 2 Smorgon Steel EAF Dust Supply and Treatment Agreement, Intec was required to increase the licensed storage at its Footscray warehouse in Victoria. The increased storage approval was received from the Victorian Environment Protection Authority in July 2007, with Intec posting an additional bond of A$1.25 million on top of the A$2.7 million bond that was already in place. Due to a change in the financial arrangements associated with this bond, Intec sourced the full A$3.95 million from working capital, but this will be replaced in the near-term with a conventional bank guarantee facility with Macquarie Bank Limited.

3. Investment in Jervois Mining Limited

During late 2006 and early 2007, Intec accumulated an undisclosed shareholding in the listed exploration company, Jervois Mining Limited (ASX code: JRV). JRV owns two nickel laterite assets in New South Wales at Young and Nyngan whose development as a collaborative project was of potential interest to Intec. Intec purchased a total of 234.9 million shares on-market and via a rights issue at an average cost of 1.3 cents per share, resulting in a maximum shareholding in JRV of 11.8%, with an additional 107 million options exercisable at 1 cent per share.

The Board of JRV had been considering utilising a promising international hydrometallurgical process being developed by a Canadian researcher well known to Intec, and it was considered by Intec that the compatibility of this process with the Intec Process, combined with Intec's technical strength, experience in the chloride hydrometallurgy field, and established laboratory and demonstration plant facilities could be brought to bear to advance and accelerate the development of JRV's projects to mutual benefit.

Intec's view is that intellectual property is only a small part of the overall value of a commercial outcome for a new hydrometallurgical technology, given the enormous amount of time, money, engineering, marketing, project financing, etc. required before any profit is made. Inability by innumerable hydrometallurgical 'inventors' worldwide to understand this explains the consistent failure of their business plans. Thus Intec looks to technical and corporate collaboration with those inventors of meritorious technologies in our general field where our Company can be of assistance.

The Board of JRV didn't share INL's vision of co-operation in relation to JRV's nickel laterite assets, which are large and well-situated, but complex and relatively low grade, thus requiring an as-yet-to-be-developed technology to support their commercial exploitation. Intec's proposals offered to assist this development and were pitched at implied valuations of JRV's projects that recognised the very significant cost, time and technical challenges involved in their commercial development.

The frenetic market response in JRV share trading to Intec's 23 February 2007 Notice of Substantial Shareholding, presumably based on speculation of INL's intentions regarding JRV, increased the market capitalisation of JRV beyond that calculated from Intec's own analysis. Therefore, following the rejection of Intec's proposals by the Board of JRV, Intec sold its entire shareholding in JRV for a gross profit of ~A$4 million.

4. Bass Metals Ltd

Intec extended its shareholding in Bass Metals Ltd (ASX code: BSM), by its full participation in a rights issue (sub-underwritten by Intec to A$1.5 million), the exercise of BSM options and on-market purchases of BSM shares. Thus, since the 20 April 2007 close of the rights issue, Intec has by further on-market purchases maintained its 23.49% shareholding against the dilutive effects of the exercise of BSM options by other investors.

Since the previous Annual Report, the market value of Intec's shares and options holdings in BSM has grown from A$2.6 million to its current level of A$7.7 million, including an additional investment of A$2.7 million.

Since floating on the ASX on 20 October 2005 under its former name Resource Finance and Investments Ltd, BSM has energetically proven up a number of polymetallic orebodies at Que River near Hellyer. Ongoing drilling has also indicated substantial potential to define further high-grade reserves from the current resource of 740,000 tonnes grading 6% Zn, 3% Pb, 1% Cu, 84g/t Ag and 0.9g/t Au. Having obtained approvals from the Tasmanian regulatory bodies, BSM has now commenced mining under an ore sales agreement with the Rosebery Mill (owned by Zinifex Limited, with which BSM has also entered into the Hellyer Exploration Alliance).



Bass Metals Ltd's mining activities at Que River



Exploration drilling activities conducted by Bass Metals Ltd

In addition to the Que River Project, BSM has advanced a programme of exploration at a number of other targets during the 2006-2007 fiscal year. BSM recently announced that the Hellyer Exploration Alliance had intersected zinc, lead and copper mineralisation at a target approximately mid-way between BSM's Que River and Intec's Hellyer projects. While not of economic grade, these results "confirm the prospective nature of this target for high grade massive sulphide style mineralisation such as occurs at Hellyer...and Que River". According to BSM "these are attractive targets because of the potential large scale and high grades as exemplified by the world class Hellyer deposit which had a published pre-mining Mineral Resource of 16.9 million tonnes grading 14% zinc, 7% lead, 0.4% copper, 5oz./t silver and 2.5 g/t gold."

Furthermore, in February 2007 BSM launched a major exploration initiative called the Hellyer Mine Project to target newly identified high-grade copper and zinc targets surrounding the former Hellyer Mine. On 21 September 2007, BSM announced that a diamond drill hole testing the Southern Barite Zone target within the Hellyer Mine Project intersected visible zones of massive lead and zinc mineralisation. These intersections occur within ~175 metres of surface and are considered by BSM to be potentially significant.

Intec looks forward to pursuing the long-term business opportunities at Hellyer potentially resulting from BSM's current exploration and mining development activities.

5. Technical Collaboration Agreements

As demonstrated by the deal sought with JRV, Intec looks to technical and corporate collaboration with those inventors of meritorious technologies in our general field where the Company can be of assistance. During the June 2007 Quarter, Intec signed a Heads of Agreement with Outotec OYJ of Finland to collaborate closely in the field of chloride hydrometallurgy.

According to the agreement, Intec makes available to Outotec its internationally patented mixed halide leaching technology, which enhances the recovery of gold and other precious metals from mineral ores and concentrates. Similarly, Outotec makes available to Intec its OKTOP reactor technology developed for a variety of applications such as the efficient transfer of oxygen into mineral slurries, which will enhance kinetics in the leach section of the Intec Process.

Outotec is the worldwide overall technology leader in minerals and metals processing, providing innovative and environmentally sound solutions for a wide variety of customers in iron and steel, aluminium and non-ferrous metals industries. Formerly Outokumpu Technology (prior to its October 2006 IPO), Outotec employs 1,800 people worldwide and recorded a profit of EUR 56 million in calendar year 2006 from sales revenues of EUR 740 million.

Intec and Outotec now look forward to identifying and jointly developing base and precious metals projects where their respective technologies can be brought together to create additional value.

Additionally during 2007, Intec entered into various forms of technical collaboration with leading exponents of hydrometallurgical developments such as Drinkard Metalox, Inc of U.S.A and Neoferric of Toronto Canada, plus leading hydrometallurgical engineers such as Bateman Engineering and WorleyParsons.

6. Continued testwork and assessment of local and international opportunities

Intec's corporate strategy is to utilise the Intec Process technology to unlock value from 'stranded' or undervalued assets, particularly where those assets which are not technically or economically amenable to conventional technologies.

As a world-leading halide hydrometallurgy technology, the Intec Process has applications for a wide range of mineral ore, concentrate and tailings feedstocks as well as industrial wastes and residues, for the recovery of base and precious metal products. Particularly in the current environment of record high global metals prices, Intec is regularly approached with regard to the application of its technology for unlocking value from resources around the world.

Intec, of course, treats such opportunities seriously, but it would be a mistake at this time for the Company to divert too many human and financial resources to these. Intec is a small company with a limited technical team, and it is considered that the biggest drivers of near-term shareholder value will come from (a) implementing the Intec Process at the commercial scale via the Hellyer Residues Project; and (b) optimising metal recoveries (and therefore cash profits) at the Intec Hellyer Mill.

It should be noted that, as with all other metallurgical technologies, Intec optimises the application of the Intec Process for each individual feedstock (effectively for each potential future project). This is always an intensive metallurgical development exercise requiring application of substantial chemist and engineering resources.

Ongoing laboratory and pilot plant testwork and assessment of local and international opportunities is pursued in strategic preparation for the future growth of Intec.

Corporate Matters

New Directors Appointed

Mr Kieran Rodgers was appointed as Finance Director of Intec Ltd on 28 February 2007, responsible for the finance and business development functions of the Intec Group. Mr Rodgers joined Intec in March 2001 after 13 years of experience in merchant banking and financial consulting, principally at Resource Finance Corporation Ltd, which specifically focussed on the Australian and international resources industry. He became a Director of Intec Copper Pty Ltd in October 2001, Managing Director of Intec Hellyer Metals Pty Ltd in March 2004 and is Intec's nominated Director on the board of Bass Metals Ltd.

Mr Trevor Jones was appointed as Non-Executive Director of Intec Ltd, also on 28 February 2007. Mr Jones has spent over 30 years working in the finance industry in Australia, United Kingdom and the USA. During this time he has held senior executive positions in investment funds management, stockbroking and corporate finance, and gained a broad experience of capital structuring and capital raising, particularly in the mining sector. He has personally assisted with the successful financing of a number of mining projects, both in Australia and overseas.

Mr James Bell was appointed as a Non-Executive Director of Intec Ltd on 1 May 2007. Mr Bell is a 56 year old Sydney-based Australian citizen who holds the Degrees of Bachelor of Arts (1972) and Bachelor of Laws (1975) from the University of Sydney.

He is a longstanding shareholder of Intec Ltd, having become a significant seed investor in 1995 and supported all capital raisings since that time. He has also, over a period of some years, provided legal advice to Intec and recently entered into an arrangement to share his office premises in Sydney to provide Intec with a presence in the City.

Acquisition of Encore Metals NL

Intec's wholly-owned subsidiary Intec Hellyer Metals Pty Ltd acquired all of the issued capital of Encore Metals NL for a consideration of 20 million Intec shares to be issued pro-rata to Encore's four shareholders, who will also have the right to purchase a further 20 million Intec shares at a price of 18 cents per share upon the earlier of 23 October 2008 or the decision by Intec to commence commercial treatment of the Zeehan Residues.

Encore is the registered holder of Retention Licence 3/1996, which comprises the 460,000 tonne stockpile of Zeehan Residues, grading approximately 13.6% zinc, 1.5% lead, 55g/t silver, with indium (48g/t) and minor copper also present. This corresponds with over 60,000 tonnes of contained zinc, nearly 7,000 tonnes of lead and 780,000 ounces of silver.

Debt Facilities

The Company has access to a A$4.5 million working capital facility from Macquarie Bank's Metals and Energy Capital Division. A$3.95 million of this facility is currently drawn to temporarily finance the bond associated with the extended licence for storage of 30,000 tonnes of EAF dust at Intec's Footscray warehouse in Melbourne. This will be replaced in the near-term, however, with a more conventional bank guarantee with Macquarie Bank, at minimal ongoing expense to Intec.

Investor Q&A Forum

In order to better inform the investment community about Intec and its activities, the Company has established on its web site (www.intec.com.au) an Investor Q&A Forum to allow questions, suggestions, comments and responses to be shared amongst all visitors to the Intec web site.

Governed by Intec's Investor Enquiry Policy, the Forum has proved highly popular, yielding an immediate surge in the daily web 'traffic' on the site and a strong positive response received in emails from the investment community. It has also proven effective in substantially eliminating instances of misinformation, incorrect suppositions and unanswered questions posted to well-known investor forum web sites. After an initial period of work during the set-up of the Forum and the preparation of responses to a large number of questions covering the full breadth of Intec's activities, the Forum has also proven itself to be effective in reducing the amount of time spent by Company executives in responding to common shareholder enquiry.

Directors' Report

Your Directors present their report on the Intec Group of Companies (referred to hereafter as the Group) consisting of Intec Ltd (Intec or the Company) and the entities it controlled at the end of, or during, the year ended 30 June 2007.

Directors
The following persons were Directors of the Company during the whole of the financial year and up to the date of this report except for Mr Kieran Rodgers and Mr Trevor Jones who were appointed on 28 February 2007 and Mr James Bell who was appointed on 1 May 2007. Apart from as specified below, no Intec Director has been a director of any other ASX-listed company in the last three years.

Ian W Ross
Chairman

Mr Ross has extensive international corporate finance experience. He was a founding director of a group of mining companies located in the People's Republic of China (PRC) which was acquired by the Ivanhoe group in 1994. His ensuing senior executive roles with Ivanhoe Capital Corporation included several years resident in the PRC as the Ivanhoe group's director and as Vice Chairman of Shanghai Land Corporation. Mr Ross is now resident in Sydney and was appointed a Non-executive Director of the Company on 19 September 2003 and Chairman on 14 March 2006. Mr Ross is a director of ASX-listed Union Resources Limited.

Philip R Wood B.A. (Syd), Ll.B. (Syd), A.S.I.A., Dip. L.C.F. (Sorbonne)
Managing Director and Chief Executive Officer

Mr Wood has qualified and practised as a legal and corporate adviser on local and international financial and commercial transactions in Sydney, New York, London, Bahrain and Hong Kong. He has been a Director of the Company since 1993 and was appointed Managing Director and Chief Executive Officer on 26 March 2001. He is responsible for implementation of the corporate, financial and marketing strategies of the Group. Mr Wood was appointed a director of ASX-listed Compass Resources NL on 1 August 2007.

A John Moyes B.A. (Chem) (Macquarie)
Technical Director

Mr Moyes has over 31 years of experience in the mining and metals industry, encompassing minerals analysis, laboratory management, hydrometallurgical and electrochemical research, process development, plant design and project management. He has been a Director of the Company since 1995 and is presently its Technical Director.

Kenneth J Severs B.Sc., C.Eng., P.Eng., F.I.Chem. E.
Non-executive Director

Mr Severs is a senior chemical engineer with almost 50 years of experience in the mining and metals industry. He has worked at all levels of management in extractive metallurgy including research and development, operations, projects, design, consultancy, marketing and executive functions. He has held senior executive positions with a number of large mining companies including nine years (1990-1999) for the Rio Tinto group as Group Metallurgical Executive and 24 years (1964-1988) for the Anglo American Group. Mr Severs was Managing Director of Intec Copper from 1995 to December 1998. He was appointed a Non-executive Director of the Company on 26 March 2001 and was Chairman from 10 October 2001 until 25 May 2004.

Trevor A Jones B.Com.
Non-executive Director (appointed on 28 February 2007)

Mr Jones has spent over 30 years working in the finance industry in Australia, United Kingdom and the USA. During this time he has held senior executive positions in investment funds management, stockbroking and corporate finance, and gained a broad experience of capital structuring and capital raising, particularly in the mining sector. Mr Jones was manager of equity portfolios for Shell Australia and National Employers Mutual in the United Kingdom. He was a Director of County NatWest Securities Australia Limited in London and then Director of Corporate Finance with Westpac Institutional Bank in Sydney. More recently Mr. Jones was the Sydney Chief Executive for Melbourne-based Austock Group and was Chairman of both its Corporate Finance and Investment Management divisions.

Kieran G Rodgers B.E. (Hons.) Min. (UNSW), M.B.A. (IMD)
Finance Director & Chief Financial Officer (appointed on 28 February 2007)

Mr Rodgers joined Intec in March 2001 after 13 years of experience in merchant banking and financial consulting, principally at Resource Finance Corporation Ltd, which specifically focussed on the Australian and international resources industry. Prior to entering the merchant banking sector, Mr Rodgers gained three years of operational mining engineering experience in the gold and base metals industries, including at the Cobar copper mine. He is Intec's nominated Director on the board of Bass Metals Ltd, an ASX-listed company.

James R G Bell B.A. (Syd), Ll.B. (Syd)
Non-executive Director (appointed on 1 May 2007)

Mr Bell is an Australian barrister and solicitor who has practised as a commercial lawyer for 30 years, including 10 years as a partner in the national law firm of Blake Dawson Waldron and 3 years as head of the Banking and Finance division of that firm in Sydney. In 1995, he established his own law firm and has advised some of Australia's major companies and professional firms across a broad spectrum of endeavour, also providing assistance to the board of Intec in relation to various corporate transactions over several years. Mr Bell holds the degrees of Bachelor of Arts and Bachelor of Laws from the University of Sydney, where he is a Fellow of St Paul's College.

Company Secretaries

Mr Robert J Waring B.Ec., C.A., F.C.I.S., F.Fin., F.A.I.C.D.
Company Secretary

Mr Waring was appointed to the position of Company Secretary of Intec in December 1998 and has over 35 years experience in financial and corporate roles including 16 years in company secretarial roles for ASX-listed companies and 13 years as a director of an ASX-listed company. He is a director of Oakhill Hamilton Pty Ltd, a company which provides secretarial and corporate advisory services to a range of listed and unlisted companies including the Group.

Mr Grahame Clegg J.P., B.Com., C.A., A.C.I.S., M.A.I.C.D., F.T.I.A., A.F.A.I.M., F.N.T.A.A., S.A. Fin.
Company Secretary

Mr Clegg was appointed to the position of Company Secretary on 28 February 2007 and has over 34 years experience in financial and corporate roles including 15 years in company secretarial roles for ASX-listed companies. He is a director of Oakhill Hamilton Pty Ltd, and Taen Pty Ltd, companies which provide secretarial, accounting and corporate advisory services to a range of listed and unlisted companies including the Group.

Directors' Report (continued)

Meetings of Directors

The numbers of meetings of the Company's Board of Directors and of each board committee held during the year ended 30 June 2007, and the numbers of meetings attended by each director were:

	Full meetings of Directors		Meetings of committees: Audit		Corporate Governance		Nomination and Remuneration	
	A	B	A	B	A	B	A	B
I W Ross[1]	5	5	2	2	1	1	1	1
P R Wood	5	5	*	*	1	1	*	*
A J Moyes	5	5	*	*	*	*	*	*
K J Severs	5	5	2	2	1	1	1	1
T A Jones (appointed on 28 February 2007)	2	2	1	1	-	-	1	1
K G Rodgers (appointed on 28 February 2007)	2	2	*	*	*	*	*	*
J R G Bell (appointed on 1 May 2007)	1	1	-	-	-	-	-	-

A = Number of meetings attended
B = Number of meetings held during the time the Director held office or was a member of the committee during the year
* = Not a member of the relevant committee
[1] = Having been appointed Chairman, Mr Ross resigned from the Audit Committee on 28 February 2007

Retirement, election and continuation in office of Directors

Mr T A Jones and Mr K G Rodgers were appointed on 28 February 2007 and Mr James R G Bell was appointed on 1 May 2007 and retire in accordance with the Constitution and, being eligible, offer themselves for re-election.

Mr K J Severs is the Director retiring by rotation and, being eligible, offers himself for re-election to the Board.

Principal activities

During the year to 30 June 2007, the Group commenced participation in the Hellyer Zinc Concentrate Project Joint Venture, a 50/50 joint venture with Polymetals (Hellyer) Pty Ltd which produces metal in concentrate by recovering tailings from the Hellyer tailings dam for re-treatment in the Hellyer Mill. The Joint Venture produced 25,943 tonnes of concentrate from inception (1 December 2006) to balance date. The Group also continued the commercialisation of the Intec Processes, including the operation of the Burnie demonstration plant and associated activities. The result includes a $4.1 million profit on disposal of shares from a short-term investment in Jervois Mining Limited

There were no other significant changes in the nature of the activities of the Group during the year.

Dividends - Intec Ltd

No dividends have been paid to members during the financial year and no recommendation is made as to the payment of dividends.

Review of operations

Information on the operations and financial position of the Group and its business strategies and prospects is set out in the review of operations and activities on pages 3 to 9 in the annual report.

Significant changes in the state of affairs

Significant changes in the state of affairs of the parent during the financial year were as follows:

		2007
		$'000
(a)	An increase in contributed equity of $2,898,000 (from $56,768,000 to $59,666,000) as a result of:	
	Issue of 20,000,000 fully paid ordinary shares at $0.12 each for the acquisition of Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL).	2,400
	Issue of 2,403,130 fully paid ordinary shares at 6.9 cents each on exercise of options granted under the Intec Option Plan.	166
	Issue of 740,000 fully paid ordinary shares at 11 cents each on exercise of options granted under the Intec Option Plan.	81
	Issue of 1,011,280 fully paid ordinary shares at 10 cents each on exercise of options granted under the Intec Option Plan.	101
	Transfer from share based payments reserve on exercise of 4,154,410 options.	127
		2,875
	Reversal of transaction costs arising on share issues	23
	Net increase in share capital	2,898

Directors' Report (continued)

(b) Net cash received from the increase in contributed equity amounting to $348,000 was used principally to finance the Group's operations at the Hellyer minesite and the demonstration plant at Burnie and associated activities.

Matters subsequent to the end of the financial year

EAF Dust

An agreement has been reached with Smorgon Steel Ltd (Smorgon) to receive that company's future production of Electric Arc Furnace Dust (EAFD). The agreement covers the EAFD production of Smorgon over the next three years at approximately 15,000 tonnes per annum. The EAFD will be used as feedstock for the Hellyer Residues Project which is expected to commence commercial production in 2009. The financial impact of this transaction has not yet been determined.

Macquarie Bank Limited Performance Bond Agreement

As a corollary to the above agreement, a performance bond agreement has been signed with Macquarie Bank Limited in order to provide the Environmental Protection Agency, Victoria with the required performance bonds relating to EAFD storage facilities amounting to $3,950,000.

Macquarie Bank Limited Working Capital Facility

The Group has drawn down $3,950,000 from its working capital facility with Macquarie Bank Limited to fund the cash backing for the provision of performance bonds by Macquarie Bank Limited.

Sales of Metal in Concentrate

The Group has received $4,623,952 in respect of payment on provisional and final invoices covering the sale of 5,487 tonnes of metal in concentrate, which was shipped from the Port of Burnie prior to 30 June 2007.

Purchase of Dredge

An agreement was completed by the Hellyer Zinc Concentrate Project Joint Venture to purchase the dredge and associated equipment and spares currently being used by the Joint Venture for $2.4 million. In addition, $400,000 was paid by the Hellyer Zinc Concentrate Project Joint Venture in respect of the cancellation of the existing dredge usage contract.

Expiry of Options

On 16 July 2007, 6,645,097 options with an exercise price of 24.625 cents per share expired and, not having been exercised, lapsed.

Shareholding in Bass Metals Ltd

The Group acquired a further 1,383,025 shares in Bass Metals Ltd at a cost of $449,000 in order to maintain its 23.49% shareholding which had been diluted due to the exercise of options by other Bass Metals Ltd shareholders.

No other matters or circumstances have arisen since 30 June 2007 that have significantly affected or may significantly affect the Group's operations in future financial years, or the results of those operations in future financial years, or the Group's state of affairs in future financial years.

Likely developments and expected results of operations

The Group will continue to generate an income stream through its participation in the Hellyer Zinc Concentrate Project Joint Venture and will progress the development of the Hellyer Residues Project.

Environmental regulation

The Group's operations are presently subject to environmental regulation under the laws of the Commonwealth of Australia and the States of New South Wales, Victoria and Tasmania.

Intec Ltd is licensed to operate under Section 55 of the Protection of the Environment Operations Act 1997 (NSW Environment Protection Authority) and the associated Protection of the Environment Operations (General) Regulation 1998.

Intec Hellyer Metals Pty Ltd is licensed to operate premises in Victoria under Section 20 (9) of the Environmental Protection Act 1970.

Intec Hellyer Metals Pty Ltd is licensed to operate premises in Tasmania under Section 25 (5) of the Environmental Management and Pollution Control Act 1994 (Tas).

The Group is at all times in full environmental compliance with the conditions of its licences.

Directors' Report (continued)

Remuneration report

The remuneration report is set out under the following main headings:

- A Principles used to determine the nature and amount of remuneration;
- B Details of remuneration;
- C Service agreements;
- D Share-based compensation; and
- E Additional information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A Principles used to determine the nature and amount of remuneration (audited)

The objective of the Group's executive reward framework is to ensure that the reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- acceptability to shareholders;
- performance linkage / alignment of executive compensation;
- transparency; and
- capital management.

The Group has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design;
- focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value; and
- attracts and retains high calibre executives.

Alignment to programme participants' interests:

- rewards capability and experience;
- reflects competitive reward for contribution to growth in shareholder wealth;
- provides a clear structure for earning rewards; and
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and includes long-term incentives.

The Board has established a nomination and remuneration committee which provides advice on remuneration and incentive policies and practices and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors. The Corporate Governance Statement provides further information on the role of this committee.

Non-executive Directors

Fees and payments to Non-executive Directors reflect the demands which are made on, and the responsibilities of, the Non-executive Directors. The Board reviews Non-executive Directors' fees and payments annually. The Chairman's fees are determined independently to the fees of Non-executive Directors. Individual Non-executive Directors are not present at any discussions relating to determination of their own remuneration.

Non-executive Directors' fees

Non-executive Directors' fees are determined within an aggregate Non-executive Directors' cash remuneration limit, which is periodically recommended for approval by shareholders. The current Non-executive Directors aggregate cash remuneration limit of $200,000 per year was last reviewed in September 2006 with effect from 1 July 2006. It is proposed to increase this amount to $400,000 at the Annual General Meeting to be held on 14 November 2007. In addition, Non-executive Directors are able to participate in issues of options pursuant to the Intec Option Plan. The value of any options granted to Non-executive Directors are not included in the aggregate cash remuneration limit as they are not cash based payments.

Executive pay

The executive pay and reward framework has three components:

- base pay and benefits;
- long-term incentives through participation in the Intec Option Plan; and
- other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Directors' Report (continued)

A Principles used to determine the nature and amount of remuneration (audited)

Base pay

Base pay is structured as a total employment cost package, which may be delivered as a combination of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases included in any senior executive's contract.

Intec Option Plan

Information on the Intec Option Plan is set out in note 39.

B Details of remuneration (audited)

Amounts of remuneration

Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Intec and the Group are set out in the following tables.

The key management personnel of Intec and the Group includes the Directors and the following senior executive officers:

- J L Huens – *Chief Operating Officer*
- D L Sammut – *Corporate Development Manager*
- A R Tong – *Senior Research Metallurgist and Laboratory Manager*

Remuneration paid to Directors and key management personnel of the Group

2007	Short-term benefits			Post-employment benefits	Share-based payment	
Name	Cash salary $	Directors' Fees $	Consulting Fees $	Superannuation $	Options $	Total $
Non-executive Directors						
I W Ross *Chairman* [1]	-	59,633	-	5,367	51,945	116,945
K J Severs [1]	-	50,000	33,456	-	38,958	122,414
T A Jones [1,3]	-	16,263	-	1,464	-	17,727
J R G Bell [1,4]	-	7,583	-	682	-	8,265
Sub-total Non-executive Directors	**-**	**133,479**	**33,456**	**7,513**	**90,903**	**265,351**
Executive Directors						
P R Wood [1]	305,427	-	-	27,488	155,834	488,749
A J Moyes [2]	226,927	-	-	20,423	90,903	338,253
K G Rodgers [1,5]	235,288	-	-	21,176	60,291	316,755
Other key management personnel						
J L Huens [2]	175,437	-	-	15,789	40,194	231,420
D L Sammut[2,6]	95,625	-	-	8,606	-	104,231
A R Tong [2]	122,013	-	-	10,981	40,194	173,188
Totals	**1,160,717**	**133,479**	**33,456**	**111,976**	**478,319**	**1,917,947**

1 Paid by Intec Ltd
2 Paid by Intec Hellyer Metals Pty Ltd
3 Appointed 28 February 2007
4 Appointed 1 May 2007
5 Appointed as a Director from 28 February 2007, previously a key management employee
6 Appointed 1 October 2006

Directors' Report (continued)

B Details of remuneration (audited) (continued)

2006	Short-term benefits			Post-employment benefits	Share-based payment	
Name	Cash salary $	Directors' Fees $	Consulting Fees $	Superannuation $	Options $	Total $
Non-executive Directors						
I W Ross *Chairman* [1]	-	40,628	-	3,657	9,342	53,627
K J Severs [1]	-	42,730	-	-	9,505	52,235
R H Jenkins [1,3]	-	31,788	-	2,861	9,020	43,669
Sub-total Non-executive Directors	**-**	**115,146**	**-**	**6,518**	**27,867**	**149,531**
Executive Directors						
P R Wood [1]	268,000	-	-	24,120	28,741	320,861
A J Moyes [2]	207,387	-	-	18,665	22,799	248,851
Other key management personnel						
K G Rodgers [1,4]	207,663	-	-	18,690	-	226,353
J L Huens [2]	160,737	-	-	14,466	-	175,203
A R Tong [2]	80,265	-	-	7,224	-	87,489
C H Lam[2,3]	138,986	-	18,777	12,509	-	170,272
A M Platts[2,3]	45,885	-	-	4,130	-	50,015
F Houllis[1,3]	40,832	-	-	3,675	-	44,507
Totals	**1,149,755**	**115,146**	**18,777**	**109,997**	**79,407**	**1,473,082**

1 Paid by Intec Ltd
2 Paid by Intec Hellyer Metals Pty Ltd
3 Resigned during the year ended 30 June 2006
4 Appointed a Director on 28 February 2007

An annual performance review of all Executive Directors and key management personnel is undertaken. The result of these reviews form the basis of remuneration recommendations to the Nomination and Remuneration Committee.

C Service agreements (audited)

Remuneration and other terms of employment for the Managing Director and Chief Executive Officer, Technical Director, Finance Director and the specified executives are formalised in either service agreements or letters of employment. Each of these service agreements and letters of employment provides for the provision of long service leave to accrue at a rate of 0.87 weeks per year up to 10 years' service and 2 weeks per year for each additional year of service, and participation in the Intec Option Plan.

Each service agreement and letter of employment provides the remuneration rate to be paid to the employee. All salaries are paid monthly by direct bank deposit. Full details of remuneration paid are included in the table in part B of this note. Other major provisions relating to remuneration are set out below.

	Start Date	**Term of Agreement**	**Base Salary plus Superannuation as at 1 July 2007 $**	**Notice period for termination (months)**	**Redundancy payment**
Directors					
Philip R Wood	1 July 2007	3 years	337,900	6	2 years salary
A John Moyes	1 July 2007	3 years	239,800	6	2 years salary
Kieran G Rodgers	1 July 2007	3 years	250,700	3	18 months salary
Specified Executives					
Jean-Louis Huens	1 July 2007	3 years	185,300	1	12 months salary
David L Sammut	1 July 2007	3 years	147,150	1	12 months salary
Andrew R Tong	1 July 2007	3 years	130,800	1	12 months salary

Directors' Report (continued)

Remuneration report (continued)

D Share-based compensation (audited)

Options

Options are granted under the Intec Option Plan, which was approved by shareholders at the 2001 Annual General Meeting. All directors, employees and consultants are eligible to participate in the plan.

Options are granted under the plan for no consideration. Options are granted for a five year period, and vest and are exercisable immediately.

Options are granted to directors, employees and consultants after a review of performances during the preceding year which is carried out in conjunction with the annual salary review. The granting of options is at the Board's discretion and no individual has a contractual right to receive options.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
16 July 2002	16 July 2007	$0.24625	-[1]	16 July 2002
20 November 2002	16 July 2007	$0.24625	-[1]	20 November 2002
26 November 2003	26 November 2008	$0.10	$0.0247	26 November 2003
1999 - 2000	30 June 2009	$0.49625	-[1]	1 January 2001
5 April 2005	24 February 2010	$0.069	$0.0363	5 April 2005
16 November 2005	24 February 2010	$0.069	$0.0283	16 November 2005
25 September 2006	30 August 2011	$0.11	$0.0670	25 September 2006
15 November 2006	30 August 2011	$0.11	$0.1299	15 November 2006

[1] No value required as exempted from this requirement under AIFRS.

Options granted under the plan carry no dividend or voting rights.

The exercise price of the options is based on the current market price on the date the options are granted as determined by the Board.

Details of options over ordinary shares in the Company provided as remuneration to each Director of Intec and each of the key management personnel of the Group are set out below. When exercisable, each option is convertible into one ordinary share of Intec. Further information on the options is set out in notes 26 and 39 to the financial statements.

2007	Options granted		Options exercised		Options lapsed		Total value of options granted, exercised and lapsed $	% salary consisting of options
	Number	Value $	Number	Value $	Number	Value $		
Name								
Directors of Intec[1]								
P R Wood	1,200,000	155,834	-	-	-	-	155,834	31.88
A J Moyes	700,000	90,903	-	-	-	-	90,903	26.87
T A Jones	-	-	-	-	-	-	-	-
I W Ross	400,000	51,945	-	-	-	-	51,945	44.42
K J Severs	300,000	38,958	-	-	-	-	38,958	31.82
KG Rodgers	900,000	60,291	450,000	14,609	-	-	74,900	19.03
J R G Bell	-		-	-	-	-	-	-
Other key management personnel[2]								
J L Huens	600,000	40,194	-	-	-	-	40,194	17.37
A R Tong	600,000	40,194	-	-	-	-	40,194	23.21
D L Sammut	-	-	-	-	-	-	-	-
2006								
Directors of Intec[3]								
P R Wood	1,014,590	28,741	-	-	-	-	28,741	9.0
A J Moyes	804,832	22,799	-	-	-	-	22,799	9.2
I W Ross	329,783	9,342	-	-	-	-	9,342	17.4
K J Severs	335,535	9,505	-	-	-	-	9,505	18.2
Other key management personnel								
KG Rodgers	-	-	-	-	-	-	-	-
J L Huens	-	-	-	-	-	-	-	-
A R Tong	-	-	-	-	-	-	-	-
C H Lam	-	-	-	-	-	-	-	-
A M Platts	-	-	-	-	-	-	-	-
F Houllis	-	-	-	-	-	-	-	-
Total								

Directors' Report (continued)

Remuneration report (continued)
D Share-based compensation (audited) (continued)

1. Options issued to directors in 2007 were granted on 15 November 2006 with an expiry date of 30 August 2011 and an exercise price of 11 cents per share.

2. Options issued to other key management personnel in 2007 were granted on 25 September 2006 with an expiry date of 30 August 2011 and an exercise price of 11 cents per share.

3. Options issued to directors in 2006 were granted on 16 November 2005 with an expiry date of 24 February 2010 at an exercise price of 6.9 cents per share.

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for options granted during the years ended, 30 June 2007 and 30 June 2006 included:

		2007	2007	2006
(a)	Options are granted for no consideration			
(b)	Exercise price	$0.11	$0.11	$0.069
(c)	Grant date	25 September 2006	15 November 2006	16 November 2005
(d)	Expiry date	30 August 2011	30 August 2011	24 February 2010
(e)	Share price at grant date	$0.125	$0.195	$0.069
(f)	Expected price volatility of the company's shares	48.7%	52.4%	42.9%
(g)	Expected dividend yield	0.0%	0.0%	0.0%
(h)	Risk-free interest rate	6.0%	6.0%	5.5%

Shares provided on exercise of remuneration options

450,000 (2006-nil) ordinary shares in the Company were provided as a result of the exercise of remuneration options by a Director of Intec Ltd. No other options were exercised by any other director or key management personnel of the Group.

Shares under option

Unissued ordinary shares of Intec under option at the date of this report are shown in Note 26.

Shares issued on the exercise of options

The following ordinary shares of Intec were issued during the year ended 30 June 2007 on the exercise of options granted under the Intec Option Plan. No further shares have been issued on the exercise of options since that date. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued	Value of options exercised $
5 April 2005	$0.069	2,403,130	87,234
26 November 2003	$0.100	1,011,280	24,979
25 September 2006	$0.110	740,000	49,580

E Performance of the Group over the last five years (unaudited)

The Group's activities over the last five years have included the acquisition of the Hellyer Metals Project, the production of metal in concentrate through the Hellyer Zinc Concentrate Project Joint Venture, the construction and operation of a demonstration plant and associated activities relating to the commercialisation of the Intec Processes. During the last five years Directors' total remuneration has increased by an average 15.0% per annum. This level of increase reflects the appointment of an additional Executive Director and the value attributed to granted options.

Insurance of officers

The Company has, by Deed of Access, Indemnity and Insurance, paid a premium to insure the Directors and Company Secretaries of the Group in respect of certain legal liabilities, including costs and expenses in successfully defending legal proceedings, whilst they remain as Directors and for seven years thereafter. The insurance contract prohibits the disclosure of the total amount of the premiums and a summary of the nature of the liabilities covered.

Directors' Report (continued)

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the *Corporations Act 2001* for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the *Corporations Act 2001.*

Non-audit services

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and taxation services provided during the year are set out below.

The Directors have considered the position and, in accordance with the advice received from the audit committee, are satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001.* The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated 2007	2006
	$	$
Assurance services		
1. Audit services		
PricewaterhouseCoopers Australian firm:		
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**173,490**	86,400
Total remuneration for audit services	**173,490**	86,400
2. Other assurance services		
PricewaterhouseCoopers Australian firm:		
Audit of transition to AIFRS	-	20,000
Total remuneration for other assurance services	-	20,000
Total remuneration for assurance services	**173,490**	106,400
Taxation services		
PricewaterhouseCoopers Australian firm:		
Tax compliance services, including review of company income tax returns	**18,400**	-
Total remuneration for taxation services	**18,400**	-

Directors' Report (continued)

Auditors' independence declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 20.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001.*

Rounding of Amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' report. Amounts in the Directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Authorisation

This report is made in accordance with a resolution of Directors. The financial report was authorised for issue by the Directors on 24 September 2007. The Company has the power to amend and revise the financial report.

Philip R Wood
Managing Director & Chief Executive Officer

Sydney
24 September 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of Intec Ltd for the year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Intec Ltd and the entities it controlled during the period.

Michelle Chiang

M W Chiang
Partner
PricewaterhouseCoopers

Sydney
24 September 2007

Income Statements

For the year ended 30 June 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Revenue from continuing operations	5	**9,564**	3,115	**5,165**	5,752
Other income	6	**4,081**	-	**4,081**	-
Cost of production less changes in inventories of metal in concentrate and work in progress		**(4,514)**	-	-	-
Administration expense		**(1,102)**	(1,122)	**(1,047)**	(135)
Demonstration plant expenses		**(3,949)**	(2,807)	-	-
Depreciation and amortisation expense	7	**(1,498)**	(676)	**(127)**	(200)
Engineering and other consultants expenses		**(209)**	(1,019)	**(209)**	(13)
Employee benefits expense		**(3,296)**	(4,157)	**(1,638)**	(1,333)
Finance costs	7	**(339)**	(638)	**(339)**	(638)
Occupancy expense	7	**(337)**	(592)	**(237)**	(240)
Provision against advances to subsidiaries		-	-	**(473)**	2,907
Research and development expenses	7	**(300)**	(312)	**(234)**	(314)
Other expenses		**(577)**	(481)	**(67)**	(167)
Share of net losses of associates accounted for using the equity method	34	**(268)**	(95)	-	-
(Loss)/profit before income tax		**(2,744)**	(8,784)	**4,875**	5,619
Income tax benefit	8	**1,572**	4,273	-	-
(Loss)/profit attributable to members of Intec Ltd		**(1,172)**	(4,511)	**4,875**	5,619

	Notes	Cents	Cents
Loss per share attributable to the ordinary equity holders of the Company:			
Basic (loss) per share	38	**(0.21)**	(1.03)
Diluted (loss) per share	38	**(0.21)**	(1.03)

The above income statements should be read in conjunction with the accompanying notes.

Balance Sheets
As at 30 June 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
ASSETS					
Current assets					
Cash and cash equivalents	9	**2,971**	6,493	**576**	6,422
Trade and other receivables	10	**5,230**	272	**94**	55
Inventories	11	**3,434**	-	**-**	-
Derivative financial instruments	12	**301**	-	**-**	-
Financial assets at fair value through income statement	13	**-**	-	**-**	-
Total current assets		**11,936**	6,765	**670**	6,477
Non-current assets					
Receivables	14	**1,211**	190	**36,727**	21,631
Investment accounted for using the equity method	15	**3,202**	932	**-**	-
Other financial assets	16	**-**	-	**-**	-
Plant and equipment	17	**31,402**	26,266	**69**	410
Exploration expenditure	18	**2,854**	-	**7**	-
Intangible assets	19	**10**	10	**-**	-
Total non-current assets		**38,679**	27,398	**36,803**	22,041
Total assets		**50,615**	34,163	**37,473**	28,518
LIABILITIES					
Current liabilities					
Trade and other payables	20	**2,681**	1,027	**327**	319
Deferred revenue	21	**8,289**	-	**-**	-
Total current liabilities		**10,970**	1,027	**327**	319
Non-current liabilities					
Deferred revenue	22	**3,174**	-	**-**	-
Provisions	23	**2,241**	59	**64**	38
Deferred income tax liability	24	**-**	1,572	**-**	-
Total non-current liabilities		**5,415**	1,631	**64**	38
Total liabilities		**16,385**	2,658	**391**	357
Net assets		**34,230**	31,505	**37,082**	28,161
EQUITY					
Contributed equity	25	**59,423**	56,681	**59,666**	56,768
Reserves	27	**15,596**	14,441	**1,916**	768
Accumulated losses	28	**(40,789)**	(39,617)	**(24,500)**	(29,375)
Total equity		**34,230**	31,505	**37,082**	28,161

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of Changes in Equity

For the year ended 30 June 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Total equity at the beginning of the financial year		**31,505**	10,305	**28,161**	10,418
Gain on revaluation of Hellyer plant and equipment	27	-	19,482	-	-
Less deferred tax liability	27	-	(5,845)	-	-
Share of associates' reserves	34	**7**	36	-	-
Share of associates' capital raising costs	34	**(156)**	(87)	-	-
Net income recognised directly in equity		**(149)**	13,586	-	-
(Loss)/profit for the year		**(1,172)**	(4,511)	**4,875**	5,619
Total recognised income and expense for the year		**(1,321)**	9,075	**4,875**	5,619
Transactions with equity holders in their capacity as equity holders					
Contributions of equity, net of transaction costs	25	**2,898**	11,513	**2,898**	11,513
Employee share options expense recognised in share based payments reserve	27	**697**	98	**697**	98
Amounts transferred to equity on exercise of options	27	**(127)**	-	**(127)**	-
Rights to acquire additional shares granted on acquisition of Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL) recognised in share based payments reserve	27	**395**	-	**395**	-
Options issued to Macquarie Bank Limited in consideration for entering into a financing facility recognised in share based payments reserve	27	**183**	513	**183**	513
		4,046	12,124	**4,046**	12,124
Total equity at the end of the financial year		**34,230**	31,505	**37,082**	28,161

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statements

For the year ended 30 June 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**9,601**	3,392	-	2,969
Payments to suppliers and employees (inclusive of goods and services tax)		**(12,026)**	(11,295)	**(2,556)**	(2,917)
Interest paid		**(156)**	(125)	**(156)**	(125)
Interest received		**186**	85	**145**	75
Foreign exchange gain (loss)		**(174)**	-	-	-
Other receipts		**90**	-	**18**	-
Net cash (outflow) inflow from operating activities	41	**(2,305)**	(7,943)	**(2,549)**	2
Cash flows from investing activities					
Payments for plant and equipment		**(3,709)**	(1,675)	**(66)**	(50)
Payments for tenement security deposits		**(1,021)**	53	**(121)**	-
Payment for investments in listed companies		**(6,767)**	-	**(4,081)**	-
Proceeds from sale of investments in listed companies		**8,161**	-	**8,161**	-
Loans to subsidiaries		-	-	**(7,538)**	(9,232)
Contribution from JV Party		**1,771**	-	-	-
Net cash outflow from investing activities		**(1,565)**	(1,622)	**(3,645)**	(9,282)
Cash flows from financing activities					
Proceeds from issues of shares		**348**	11,871	**348**	11,871
Share issue transaction costs		-	(358)	-	(358)
Proceeds from borrowings		**4,481**	4,785	**4,481**	4,785
Repayment of borrowings		**(4,481)**	(4,785)	**(4,481)**	(4,785)
Net cash inflow from financing activities		**348**	11,513	**348**	11,513
Net (decrease) increase in cash and cash equivalents		**(3,522)**	1,948	**(5,846)**	2,233
Cash and cash equivalents at the beginning of the financial year		**6,493**	4,545	**6,422**	4,189
Cash and cash equivalents at end of year	9	**2,971**	6,493	**576**	6,422
Financing arrangements	40				
Non-cash financing and investing activities	40				

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

Contents

Notes to the Financial Statements
30 June 2007

1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for the Company as an individual entity and the Group consisting of the Company and its subsidiaries.

Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

Compliance with International Financial Reporting Standards (IFRS)

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of the Group comply with IFRS. The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure.*

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain classes of plant and equipment.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving either a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

Going concern

The Company and its subsidiaries generated an operating loss of $1,172,000 and net cash outflows from operations of $2,305,000 in the year ended 30 June 2007 as the Group participates in the Hellyer Zinc Concentrate Project Joint Venture and continues its commercialisation of the Intec Processes. As of balance date, the Company and its subsidiaries had net assets of $34,398,000 and cash balances of $2,971,000.

The Group continues to generate income through its participation in the Hellyer Zinc Concentrate Project Joint Venture, and accordingly, the Directors have prepared the financial report on a going concern basis. The Directors regularly monitor the Company's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the Company to meet its business objectives.

Notes to the Financial Statements (continued)

1 Summary of significant accounting policies (continued)

Significant accounting policies

Accounting policies are selected and applied in a manner which ensures that the resultant financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported.

The Company has adopted relevant new and revised accounting standards and pronouncements with no material impact.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

(b) Borrowing costs

Borrowing costs are expensed.

(c) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand and deposits held at call with financial institutions.

(d) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(e) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Intec Option Plan. Information relating to the plan is set out in note 39.

The fair value of options granted under the Intec Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Notes to the Financial Statements (continued)

1 Summary of significant accounting policies (continued)

(e) Employee benefits (continued)

(iii) Share-based payments (continued)

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital and the proceeds received, net of any directly attributable transaction costs, are credited to share capital.

(f) Exploration Expenditure

Exploration and evaluation expenditure comprises costs which are directly attributable to:

- researching and analysing existing exploration data;
- conducting geological studies, exploratory drilling and sampling;
- examining and testing extraction and treatment methods; and/or
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects. Exploration and evaluation expenditures in relation to separate areas of interest are capitalised in the year in which they are incurred and are carried at cost less accumulated impairment losses where the following conditions are satisfied:

(i) the rights to tenure of the area of interest are current; and

(ii) at least one of the following conditions is also met:

- the exploration and evaluation expenditures are expected to be recouped through successful development and production from the area of interest, or alternatively, by its sale, or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to the area of interest are continuing.

Capitalised exploration and evaluation expenditure is reviewed for impairment at each balance sheet date.
Subsequent recovery of the resulting carrying value depends on successful development of the area of interest or sale of the project. If a project does not prove viable, all irrecoverable costs associated with the project and any related impairment provisions are written off.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment, and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced.

(g) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement and for disclosure purposes.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Notes to the Financial Statements (continued)

1 Summary of significant accounting policies (continued)

(h) Financial instruments

The Group's policy with regard to 'Treasury management and financial instruments' is set out in note 12. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions.

Fair Value
Where financial instruments are accounted for at fair value, this is the amount at which they could be exchanged in an arm's length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of the Group's cash, short term borrowings and loans to subsidiaries and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest. A further description of the accounting for each class of financial instruments is given below.

Financial assets
All financial assets are initially recorded at fair value. The Group may have certain investments in companies that are not associates or subsidiaries. These investments are not classed as 'available for sale'. Such investments are subsequently measured at fair value with unrealised gains and losses recognised directly in the income statement. Other financial assets that the Group has the expressed intent and ability to hold to maturity together with loans and receivables are measured at amortised cost less any impairment charges.

Financial liabilities
Borrowings and other financial liabilities are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognised in the income statement over the period to maturity using the effective interest method.

Derivative financial instruments - Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Derivative assets and liabilities are recognised at fair value. Derivative income or loss is recognised in deferred revenue until such time as the revenue from the host contract is recognised in the income statement, at which time the derivative income/loss is also recognised in the income statement.

Financial assets at fair value through profit or loss
Financial assets subject to fair value calculation are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

Available-for-sale financial assets
Gains and losses arising from changes in fair value of investments designated as "available for sale" are recognised directly in the available-for-sale reserve, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in the available-for-sale reserve within equity is included in the income statement for the period.

(i) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured in Australian dollars and the consolidated financial statements are presented in Australian dollars, which is the Company's and Group's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(j) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Notes to the Financial Statements (continued)

1 Summary of significant accounting policies (continued)

(k) Impairment of assets

In respect of non current assets, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that carrying amounts exceed recoverable amount. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions, which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the income statement.

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffer impairment are reviewed for possible reversal of the impairment at each reporting date.

(l) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the Australian income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses or to the extent that they will be offset by deferred income tax liabilities which will reverse in the same periods.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

The Company and its wholly-owned Australian subsidiaries have not implemented the tax consolidation legislation as of 1 July 2006.

(m) Intangible assets

Costs incurred in respect of intellectual property are capitalised to the extent that it is expected that the asset may be realised in the future. Intellectual property has an indefinite useful life and are not subject to amortisation and are tested for impairment annually.

Notes to the Financial Statements (continued)

1 Summary of significant accounting policies (continued)

(n) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is comprised of materials, labour and overheads related to the production of the inventories, on an absorption costing basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The methods used to assign costs to inventories are actual invoiced costs.

(o) Investments

Non-current investments in subsidiaries are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these investments.

(p) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases (note 31). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease rental income in respect of assets acquired under the terms of the Hellyer Zinc Concentrate Project Joint Venture Agreement is recognised in the income statement on a straight line basis over the remaining term of the Joint Venture.

(q) Loss per share

(i) Basic loss per share

Basic loss per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(r) Plant and equipment

The Hellyer plant and equipment is shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amounts arising on revaluation of the Hellyer plant and equipment are credited, net of tax, to the asset revaluation reserve in shareholders' equity. To the extent that the increase reverses a decrease previously recognised in the income statement, the increase is first recognised in the income statement. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.

Notes to the Financial Statements (continued)

1 Summary of significant accounting policies (continued)

(r) Plant and equipment (continued)

Depreciation on assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Hellyer plant and equipment	12 years
- Demonstration plant	3-40 years
- Office equipment	2-8 years
- Plant and equipment	4-7 years
- Rehabilitation asset	12 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(k)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(s) Principles of consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at 30 June 2007 and the results of all subsidiaries for the year then ended. The Company and its subsidiaries together are referred to in this financial report as the Group.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of the Company.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Notes to the Financial Statements (continued)

1 Summary of significant accounting policies (continued)

(s) Principles of consolidation (continued)

(iii) Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operational and financial decisions require the unanimous consent of the parties sharing control. The Group has one joint venture.

Jointly controlled operations ('JCO's): a JCO is a joint venture in which the venturers have joint control over the operations of the joint venture. JCO's do not involve the establishment of a corporation, partnership or other entity. Each participant derives benefit from the joint activity through a share of production, rather than by receiving a share of the results of trading. The Group's proportionate interest in the assets, liabilities, revenues, expenses and cash flows of JCO's are incorporated into the Group's financial statements under the appropriate headings.

Where necessary, adjustments are made to the results of subsidiaries, joint ventures and associates to bring their accounting policies into line with those used by the Group.

(t) Provisions

(i) General

Provisions for legal claims are recognised when:

- the Group has a present legal or constructive obligation as a result of past events;
- it is more likely than not that an outflow of resources will be required to settle the obligation; and
- the amount has been reliably estimated.

Provisions are not recognised for future operating losses.

(ii) Provisions for close down and restoration and for environmental clean up costs

Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbances occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals.

Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the actual cost to be incurred is uncertain, the Group's management has estimated these respective costs based on feasibility studies, relevant government assessments and engineering studies using current restoration standards and techniques.

The amortisation or 'unwinding' of the discount applied in establishing the net present value is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.

The initial closure provision together with other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.

As noted above, the ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example, in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

Notes to the Financial Statements (continued)

1 Summary of significant accounting policies (continued)

(u) Revenue and other income recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of treatment charges, trade allowances, rebates and amounts collected on behalf of third parties.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and specific criteria have been met for each of the Group's activities described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and specifics of each arrangement.

Revenue is recognised for the major business activities as follows:

(i) Sale of metal in concentrate
The terms of sale are on a cost, insurance and freight (c.i.f.) basis where all of the risks associated with the product remain with the seller until the product has been delivered to the port of discharge, when title passes to the purchaser.

Metal in concentrate is sold under medium to long term contracts. Sales revenue is only recognised in the income statement on individual sales when persuasive evidence exists that all of the following criteria are met:

- the significant risks and rewards of ownership of the product have been transferred to the buyer;
- neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the sale will flow to the Group; and
- the costs incurred or to be incurred in respect of the sale can be measured reliably.

The conditions are generally satisfied when title passes to the customer. Sales revenue is recognised when the product is delivered to the destination specified by the customer, which is, the port of discharge.

The price of metal in concentrate is determined on a provisional basis at the date of despatch. Adjustments to the sales price occurs based on movements in quoted market prices up to the date of final pricing. The period between provisional invoicing and final pricing is typically between 60 and 120 days. Revenue on provisionally priced concentrate is recognised based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative.
At each reporting date provisionally priced zinc, lead and silver are marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for zinc, lead and silver for which there exists active and freely traded commodity markets such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.
The marking to market of provisionally priced sales contracts is treated as an embedded derivative with changes in value recorded as an adjustment to deferred sales revenue.

(ii) Other sales of Goods and Disposal of Assets
Income from other sales of goods and disposal of other assets is recognised when the Group has passed control of the goods or other assets to the buyer.

(iii) Interest Revenue
Interest revenue is recognised on an accrual basis, taking into account the interest rates applicable to financial assets.

(iv) Management Fees
Management fees are charged to subsidiaries on a cost basis for services provided and recognised as revenue in the income statement of the Company.

(v) Consulting services and treatment fees
Revenue from consulting services and treatment fees are recognised using the percentage-of-completion method for fixed-fee arrangements or as the services are provided for time-and-materials arrangements.

(vi) Royalty income
Royalty income is recognised progressively over the term of the Hellyer Zinc Concentrate Project Joint Venture at rates specified in the Joint Venture Agreement.

(vii) Lease rental income
Lease rental income in respect of assets acquired under the terms of the Hellyer Zinc Concentrate Project Joint Venture Agreement is recognised in the income statement on a straight line basis over the remaining term of the Joint Venture.

(viii) Other income
Other income, which includes government grants and any other forms of government assistance, is recognised on receipt when reasonable assurance that income will be earned is established.

(ix) General
All revenue is stated net of goods and services tax (GST).

Notes to the Financial Statements (continued)

1 Summary of significant accounting policies (continued)

(v) Rounding of amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Financial report. Amounts in the Financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(w) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(i) Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Accounting Standard AASB 114 *Segment Reporting.*

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, plant and equipment and goodwill and other intangible assets, net of related provisions, while assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for employee entitlements and rehabilitation. Segment assets and liabilities do not include income taxes.

(ii) Segment revenues, expenses and results include transfers between segments. Such transfers are processed on an "arms-length" basis and are eliminated on consolidation.

(x) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Trade receivables are generally due for settlement within 30 days.

(y) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

New accounting standards and Urgent Issues Group (UIG) interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 7 Financial Instruments: Disclosures and AASB 2006-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

AASB 7 and AASB 2006-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's financial instruments.

(ii) AASB 8 Operating Segments

AASB 8 is applicable to annual reporting periods beginning on or after 1 January 2009. The standard specifies how an entity should report information about its operating segments in annual and interim financial reports. Application of the standard will not affect any of the amounts recognised in the financial statements but may impact the type of information disclosed in relation to the Group's operating segments.

(iii) AASB-Interpretation 10 interim Financial Reporting and Impairment

AASB-Interpretation 10 is applicable to reporting periods commencing on or after 1 November 2006. The Group has not recognised an impairment loss in relation to goodwill, investments in equity instruments or financial assets carried at cost in an interim reporting period but subsequently reversed the impairment loss in the Annual Report. Application of the interpretation will therefore have no impact on the Group's financial statements.

(iv) AASB 2006-6 Amendments to Australian Accounting Standards [AASB 121]

AASB 2006-6 is applicable to annual reporting periods ending on or after 31 December 2007. The amendment relates to monetary items that form part of a reporting entity's net investment in a foreign operation. It removes the requirement that such monetary items had to be denominated either in the functional currency of the reporting entity or the foreign operation. The Group does not have any monetary items forming part of a net investment in a foreign operation. The amendment to AASB 121 will therefore have no impact on the Group's financial statements.

2 Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by company management and the Board of Directors. Financial risks are identified and evaluated and, where considered necessary, strategies are put in place to minimise and/or investigate such risks.

(a) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. The Group is exposed to foreign exchange risk predominantly arising from currency exposures to the US dollar on its sales of metal in concentrates. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Board. The Group has not entered into any foreign currency hedging contracts during the year.

(b) Credit risk
Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. The Group has policies in place to ensure that sales of product are made to customers with an appropriate credit history. There is negligible credit risk on financial assets, excluding investments and metal in concentrate debtors, of the Group since there is limited exposure to individual customers or countries and the economic entity's exposure is limited to the amount of cash, short term deposits and receivables which have been recognised in the balance sheet and is minimised by using recognised financial intermediaries as counterparties.

(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed finance facilities. Due to the dynamic nature of the underlying businesses, the Board aims at maintaining flexibility in funding by keeping committed finance facilities available (Refer note 40).

(d) Cash flow and fair value interest rate risk
As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are not materially exposed to changes in market interest rates.

The Group's interest-rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. At 30 June 2007 the Group did not have any borrowings.

(e) Commodity price risk
The Group's normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Board and to rigid internal controls. The Group has not entered into any commodity price hedging contracts during the year. Sales of metal in concentrate are initially recognised in deferred revenue at the date of loading based on a provisional invoice. The commodity prices included in the provisional invoice are based on London Metal Exchange (LME) market prices current on that date. The final price received is subject to adjustment based on future LME prices in accordance with the terms of individual sales contracts. At each reporting date, the value of the embedded derivative contained in sales contracts which have not been finalised is recognised in the balance sheet as a derivative asset or liability.

3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. There are no estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported revenue and costs during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and costs. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The Group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Notes to the Financial Statements (continued)

3 Critical accounting estimates and judgements (continued)

Exploration and evaluation expenditure

The Group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established.

Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

Provision for restoration and rehabilitation

The Group's accounting policy requires the recognition of provisions for the restoration and rehabilitation of relevant operating sites. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: changes to the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to change in future depreciation and interest charges. For closed sites, changes to estimated costs are recognised immediately in the income statement.

Revenue recognition

The Group recognises revenue from sales of metal in concentrate at the time the ship reaches it port of discharge based on the provisional invoice issued on the date of departure. The final value of each sale is only known with certainty when the final invoice is issued. At 30 June 2007 a derivative financial asset was recognised in the amount of $301,000 based on management's estimate of the final price of the metal in concentrate having regard to forward sales prices quoted on relevant commodity markets for zinc, lead and silver. The related derivative income has been recognised as deferred sales revenue.

Income taxes

The Group is subject to income taxes in Australia. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses or to the extent that they will be offset by deferred income tax liabilities which will reverse in the same periods.

Notes to the Financial Statements (continued)

4 Segment information

(a) Business segments
The Group operates in the following industries:

(i) Metal in concentrate
Production of metal in concentrate from tailings at the Hellyer minesite. These operations are carried out by the Hellyer Zinc Concentrate Project Joint Venture in which the Group has a 50% interest. The Joint Venture commenced on 1 December 2006.

(ii) Research and Development
The Group continues to undertake research and development activities with respect to the commercialisation of the Intec Process technology including operation of the Burnie demonstration plant.

(b) Geographical segments
The Group operates in one geographical segment, namely Australia.

(a) Segment reporting – business segments

2007

(i) Segment Revenue	**Metal in concentrate $'000**	**R & D $'000**	**Consolidated $'000**
Sales to external customers	7,857	-	7,857
Intersegment sales	-	-	-
Total sales revenue	7,857	-	7,857
Other revenue	1,448	16	1,464
Total segment revenue	9,305	16	9,321
Intersegment elimination			-
Unallocated revenue			4,324
Consolidated revenue			13,645
(ii) Segment Result			
Segment profit/ (loss)	3,889	(8,064)	(4,175)
Intersegment elimination			-
Unallocated profit/ (loss)			1, 431
Loss before income tax			(2,744)
Income tax benefit			1,572
Loss for the year			(1,172)
(iii) Segment assets and liabilities			
Segment assets	38,821	8,522	47,343
Intersegment elimination			-
Unallocated assets			3,272
Total assets			50,615
Segment liabilities	15,994	391	16,385
Intersegment elimination			-
Unallocated liabilities			-
Total liabilities			16,385

4 Segment information (continued)

(iv) Other segment information

	Metal in concentrate $'000	R & D $'000	Consolidated $'000
Acquisition of plant and equipment	7,749	442	8,191
Unallocated			-
Total acquisition			8,191
Depreciation expense	2,007	768	2,775

(v) Cash flow information

	Metal in concentrate $'000	R & D $'000	Consolidated $'000
Net cash flow from operating activities	5,662	(6,659)	(997)
Unallocated			(1,308)
Total cash flows from operating activities			(2,305)
Net cash flow from investing activities	(5,203)	(442)	(5,645)
Unallocated			4,080
Total cash flow from investing activities			(1,565)
Net cash flow from financing activities	-	-	-
Unallocated			348
Total cash flow from financing activities			348

Notes to the Financial Statements (continued)

4 Segment information (continued)

Segment reporting – business segments

2006

(i) Segment Revenue

In 2006, the Group operated only in the research and development industry. The metal in concentrate activity commenced on 1 December 2006. Accordingly, no comparative business segment information is applicable.

5 Revenue

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Sales revenue				
Sales of metal in concentrate	**7,857**	-	-	-
Consulting fees	**32**	33	**16**	13
Treatment fees	**2**	2,662	-	2,662
Other sales revenue	**56**	335	-	27
	7,947	3,030	**16**	2,702
Other revenue				
Interest - subsidiaries (note 32)	-	-	**3,050**	1,686
Interest - other	**186**	85	**145**	75
Hellyer Zinc Concentrate Project Joint Venture Royalty (note 32 (g) (iii))	**1,167**	-	-	-
Lease revenue	**264**	-	-	-
Management fees - subsidiaries	-	-	**1,954**	1,289
	1,617	85	**5,149**	3,050
Total revenue	**9,564**	3,115	**5,165**	5,752

6 Other income

Net gain on disposal of other financial assets at fair value through income statement	**4,081**	-	**4,081**	-
Total other income	**4,081**	-	**4,081**	-

Notes to the Financial Statements (continued)

7 Expenses

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Loss before income tax includes the following specific expenses:				
Depreciation				
Plant and equipment	**100**	184	**100**	184
Office furniture and equipment	**27**	16	**27**	16
Demonstration plant	**641**	412	**-**	-
Hellyer plant and equipment	**2,007**	64	**-**	-
Less amounts capitalised into inventory	**(478)**	-	**-**	-
Less amounts transferred to cost of goods sold	**(799)**	-	**-**	-
Total depreciation recognised in income statement	**1,498**	676	**127**	200
Finance costs				
Interest and finance charges paid/payable	**156**	125	**156**	125
Issue of options to financier	**183**	513	**183**	513
Finance costs expensed	**339**	638	**339**	638
Foreign exchange losses	**174**	-	**-**	-
Net loss on disposal of plant and equipment	**278**	-	**-**	-
Rental expense relating to operating leases	**336**	591	**237**	240
Research and development	**300**	312	**234**	314
Superannuation	**173**	133	**53**	82

8 Income tax benefit

(a) Numerical reconciliation of income tax expense (benefit) to prima facie tax payable

(Loss)/profit from continuing operations before income tax expense/(benefit)	**(2,744)**	(8,784)	**4,875**	5,619
Tax at the Australian tax rate of 30% (2006 - 30%)	**(823)**	(2,635)	**1,463**	1,686
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Entertainment	**-**	1	**-**	2
Share of net loss of associate	**80**	29	**-**	-
Share-based payments	**314**	183	**314**	183
Tax losses/temporary differences previously not recognised	**(1,143)**	(1,851)	**(1,777)**	(1,871)
Income tax (benefit)/expense	**(1,572)**	(4,273)	**-**	-

(b) Unrecognised tax losses

Unused tax losses for which no deferred tax asset has been recognised	**30,148**	26,741	**188**	3,294
Potential tax benefit @ 30% (2006 – 30%)	**9,044**	8,022	**57**	988

All unused tax losses were incurred by Australian entities.

The benefit for tax losses will only be obtained if:

(i) the Company and the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses and temporary difference to be realised;

(ii) the Company and the Group comply with the conditions for deductibility imposed by the tax legislation; and

(iii) no changes in tax legislation adversely affect the Company and the Group in realising the benefit from deductions for the losses and temporary differences.

In addition, the availability of certain tax losses is subject to the Group successfully establishing deductibility, and in particular, satisfying the continuity of ownership test and the same business test.

(c) Unrecognised temporary differences

Temporary differences	**(785)**	283	**6,997**	6,628
Potential tax benefit @ 30% (2006 – 30%)				
	(235)	85	**2,099**	1,988

Notes to the Financial Statements (continued)

8 Income tax benefit (continued)

The benefit for temporary differences will only be obtained if:

(i) the Company and the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses and temporary difference to be realised;

(ii) the Company and the Group comply with the conditions for deductibility imposed by the tax legislation; and

(iii) no changes in tax legislation adversely affect the Company and the Group in realising the benefit from deductions for the losses and temporary differences.

(e) Recognised temporary differences

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Deferred tax liability in respect of revaluation of Hellyer plant and equipment taken up directly in equity (refer notes 24 and 27)	**-**	1,572	**-**	-

Tax losses have been recognised to the extent that a deferred income tax liability exists.

(f) Tax consolidation legislation

The Company and its wholly-owned Australian subsidiaries have not implemented the tax consolidation legislation as of 30 June 2006.

9 Current assets - Cash and cash equivalents

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Cash at bank and on hand	**2,971**	1,072	**576**	1,001
Deposits at call	**-**	5,421	**-**	5,421
	2,971	6,493	**576**	6,422

(a) Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows.

(b) Cash at bank and on hand

These are interest bearing at interest rates between 3.60% and 4.50% (2006 - 3.90% and 4.50%) for account balances greater than $500,000.

(c) Deposits at call

The deposits are bearing floating interest rates between 5.55% and 6.41% (2006 – 5.10% to 5.95%). These deposits have an average maturity of 30 days.

10 Current assets - Trade and other receivables

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Trade debtors	**4,841**	32	**-**	-
GST receivables	**301**	187	**8**	10
Other receivables	**32**	31	**30**	23
Prepayments	**56**	21	**56**	21
	5,230	271	**94**	54

(a) Effective interest rates and credit risk

Information concerning the effective interest rate and credit risk of both current and non-current receivables is set out in the non-current receivables note (note 14).

Notes to the Financial Statements (continued)

11 Current assets - Inventories at cost

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Metal in concentrate	**174**	-	-	-
Spares and reagents	**540**	-	-	-
Goods in transit	**2,603**	-	-	-
Work in progress	**117**	-	-	-
	3,434	-	-	-

12 Current assets – Derivative financial instruments

Current assets – Embedded derivatives	**301**	-	-	-
Total current derivative financial instrument assets	**301**	-	-	-

(a) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in respect of its exposure to variations in the final price of metal in concentrate sold compared to the price indicated on the provisional invoice. The gain or loss from remeasuring at balance date the embedded derivative instruments at fair value is recognised in deferred sales revenue. In the year ended 30 June 2007 a gain of $301,000 was recognised (2006-gain of nil). Gains or losses relating to embedded derivatives are transferred to the income statement at the time revenue is recognised.

(b) Credit risk exposures

Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. This arises with amounts receivable from unrealised gains or losses on derivative financial instruments. At balance date $4,657,000 is receivable (Australian dollar equivalents) by the Group in respect of sales for which final invoices have not been issued at year end.

(c) Interest rate risk exposures

There is no interest component to the embedded derivatives and therefore there is minimal interest rate exposure.

13 Current assets – Financial assets at fair value though income statement

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
At beginning of year	-	-	-	-
Additions	**4,081**	-	**4,081**	-
Disposals	**(4,081)**	-	**(4,081)**	-
At end of year	-	-	-	-

14 Non-current assets - Receivables

Loans to subsidiaries	-	-	**43,424**	27,976
Provision for diminution in value	-	-	**(6,818)**	(6,345)
Tenement security deposits	**1,211**	190	**121**	-
	1,211	190	**36,727**	21,631

(a) Fair values

The fair values of receivables of the Group equal the carrying values.

(b) Interest rate risk

The Group is exposed to interest rate risk to the extent that tenement security deposits are interest bearing while receivables are non-interest bearing.

(c) Credit risk

The Group deals with a small number of customers in relation to sales of metal in concentrate. Credit risk is assessed for each customer on an individual basis. Refer to note 2 for more information on the risk management policy of the Group.

Notes to the Financial Statements (continued)

15 Non-current assets - Investments accounted for using the equity method

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Shares in associate (note 34)	**3,202**	932	-	-

(a) Shares in associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by a subsidiary, Intec Hellyer Metals Pty Ltd (refer to note 34).

(b) Investments in related parties

Refer to notes 33, 34 and 35 for information on the carrying amount of investments in subsidiaries, associates and joint ventures respectively.

16 Non-current assets - Other financial assets

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Shares in subsidiaries (note 33), at cost	-	-	**6,036**	6,036
Provision for diminution in value	-	-	**(6,036)**	(6,036)
	-	-	-	-

These financial assets are carried at cost.

17 Non-current assets - Plant and equipment

Consolidated	Hellyer Plant and equipment $'000	Office equipment $'000	Plant and equipment $'000	Demonstration Plant $'000	Plant and equipment under construction $'000	Total $'000
At 1 July 2005						
Cost or fair value	1,288	153	770	-	4,033	6,244
Accumulated depreciation	(97)	(120)	(243)	-	-	(460)
Net book amount	1,191	33	527	-	4,033	5,784
Year ended 30 June 2006						
Opening net book value	1,191	33	527	-	4,033	5,784
Revaluation surplus	19,482	-	-	-	-	19,482
Additions	129	1	50	1,496	-	1,676
Transferred to plant and equipment	-	-	-	4,033	(4,033)	-
Depreciation charge	(64)	(17)	(184)	(411)	-	(676)
Closing net book amount	20,738	17	393	5,118	-	26,266
At 30 June 2006						
Cost or fair value	20,738	154	819	5,529	-	27,240
Accumulated depreciation	-	(137)	(426)	(411)	-	(974)
Net book amount	20,738	17	393	5,118	-	26,266

	Hellyer Plant and equipment $'000	Office equipment $'000	Plant and equipment $'000	Demonstration Plant $'000	Rehabilitation asset $'000	Total $'000
Year ended 30 June 2007						
Opening net book amount	20,738	17	393	5,118	-	26,266
Additions	5,757	66	-	378	1,990	8,191
Depreciation charge	(2,007)	(27)	(100)	(641)	-	(2,775)
Disposals	-	-	(280)	-	-	(280)
Closing net book amount	24,488	56	13	4,855	1,990	31,402
At 30 June 2007						
Cost or fair value	26,495	220	165	5,908	1,990	34,778
Accumulated depreciation	(2,007)	(164)	(152)	(1,053)	-	(3,376)
Net book amount	**24,488**	**56**	**13**	**4,855**	**1,990**	**31,402**

Notes to the Financial Statements (continued)

17 Non-current assets - Plant and equipment (continued)

A valuation of the Hellyer plant and equipment was carried out at 30 June 2006 by Ian Hyman, C.A. A.A.P.I. F.Y.I.A., Certified Practising Valuer, and Shane Welsh A.V.A.A. Certified Practising Valuer of Hyman Asset Management Pty Limited.

Parent entity	**Office equipment $'000**	**Plant and equipment $'000**	**Total $'000**
At 1 July 2005			
Cost or fair value	153	771	924
Accumulated depreciation	(120)	(243)	(363)
Net book amount	33	528	561
Year ended 30 June 2006			
Opening net book amount	33	528	561
Additions	1	49	50
Depreciation charge	(17)	(184)	(201)
Closing net book amount	17	393	410
At 30 June 2006			
Cost	154	819	973
Accumulated depreciation	(137)	(426)	(563)
Net book amount	17	393	410
Year ended 30 June 2007			
Opening net book amount	17	393	410
Additions	66	-	66
Depreciation charge	(27)	(100)	(127)
Disposals	-	(280)	(280)
Closing net book amount	56	13	69
At 30 June 2007			
Cost or fair value	220	165	385
Accumulated depreciation	(164)	(152)	(316)
Net book amount	**56**	**13**	**69**

Notes to the Financial Statements (continued)

18 Non-current assets - Exploration expenditure

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Costs carried forward in respect of areas of interest in exploration and evaluation phases	**2,854**	-	**7**	-
Movement for year:				
Balance at beginning of year	-	-	-	-
Acquisition of subsidiaries (Note 36)	**2,840**	-	-	-
Expenditure during the year	**14**	-	**7**	-
Balance at end of year	**2,854**	-	**7**	-

19 Non-current assets - Intangible assets

Intellectual property	**Consolidated**	**Parent entity**
	$'000	**$'000**
At 1 July 2005		
Net book amount	10	-
Year ended 30 June 2006		
Opening net book amount	10	-
Additions	-	-
Impairment charge	-	-
Closing net book amount	10	-
At 30 June 2006		
Cost	10	-
Accumulated impairment	-	-
Net book amount	10	-
Year ended 30 June 2007		
Opening net book amount	10	-
Additions	-	-
Impairment charge	-	-
Closing net book amount	10	-
At 30 June 2007		
Cost	10	-
Accumulated impairment	-	-
Net book amount	**10**	-

20 Current liabilities – Trade and other payables

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Trade payables	**1,860**	50	**49**	22
Other payables	**637**	733	**193**	188
Unearned interest	-	30	-	30
Provision for employee entitlements	**184**	214	**85**	79
	2,681	1,027	**327**	319

Notes to the Financial Statements (continued)

21 Current liabilities – Deferred revenue

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Current portion of deferred revenue amounts				
Royalty revenue (note 32 (g) (iii))	**2,000**	-	-	-
Sales revenue	**6,149**	-	-	-
Lease rental revenue (note 32 (g) (iv))	**140**	-	-	-
	8,289	-	-	-

22 Non-current liabilities – Deferred revenue

Non-current portion of deferred revenue amounts				
Royalty revenue (note 32 (g) (iii))	**2,833**	-	-	-
Lease rentals revenue (note 32 (g) (iv))	**341**	-	-	-
	3,174	-	-	-

23 Non-current liabilities – Provisions

(a) Balances

Employee benefits	**172**	59	**64**	38
Ball Mill Reline	**66**	-	-	-
Dredge demobilisation	**13**	-	-	-
Rehabilitation	**1,990**	-	-	-
	2,241	59	**64**	38

(b) Movements in provisions

	Ball Mill Reline $'000	**Dredge demobilisation $'000**	**Rehabilitation $'000**
Balance 1 July 2005 and 30 June 2006	-	-	-
Balance 1 July 2006	-	-	-
Provided during year	**66**	**13**	**1,990**
Released during year	-	-	-
Balance 30 June 2007	**66**	**13**	**1,990**

(c) Nature and purpose of provision

(i) Ball Mill Reline
As the Hellyer Ball Mill is being utilised it is deteriorating and will require a full or partial reline at some time in the future. The provision is raised to allocate costs to the period during which the deterioration occurs.

(ii) Dredge demobilisation
At the end of the dredging contract certain costs will be required for the demobilisation of the dredge. The provision is raised to allocate the costs of the demobilisation over the period of the dredge contract.

(iii) Rehabilitation
It is a requirement of the granting of the Hellyer mining lease that the holder rehabilitate the mining lease following cessation of operating activities to the satisfaction of the Minister.

Management has estimated that the liability for rehabilitation is $1,990,000 after considering all available data including the Ministers' requirement to lodge a security bond amounting to $1,990,000 by 31 December 2007.

Notes to the Financial Statements (continued)

24 Non-current liabilities – Deferred income tax liability

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Deferred income tax liability on temporary difference arising on revaluation of Hellyer plant and equipment recognised directly in equity	**5,845**	5,845	-	-
Reduction of deferred tax liability due to amortisation of revaluation of the Hellyer Plant during the year	**(541)**	-	-	-
Offset by deferred income tax assets recognised in the income statement in respect of:				
Revenue tax losses	**(5,304)**	(4,226)	-	-
Temporary differences	-	(47)	-	-
	-	1,572	-	-

The tax losses and temporary differences have been recognised to the extent that a deferred income tax liability exists.

25 Contributed equity

	Notes	Parent entity		Parent entity	
		2007	2006	**2007**	2006
		Shares	Shares	**$'000**	$'000
(a) Share capital					
Ordinary shares Fully paid	(b)(c)	**559,599,873**	535,445,463	**59,666**	56,768
Total contributed equity				**59,666**	56,768

(b) Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$'000
2006				
1-7-2005	Balance at start of year	424,679,602		45,242
23-9-2005	Placement to Macquarie Bank Limited	7,246,377	6.9	500
31-5-2006	Share placement	55,000,000	11.0	6,050
31-5-2006	Shareholder share purchase plan	48,119,484	11.0	5,293
30-6-2006	Exercise of options	400,000	6.9	28
30-6-2006	Transfer of amounts from share based payments reserve on exercise of options			13
30-6-2006	Transaction costs relating to share issues during the year			(358)
30-6-2006	Balance at end of year – company	535,445,463		56,768
2007				
1-7-2006	Balance at start of year	535,445,463		56,768
	Exercise of options	2,403,130	6.9	166
	Exercise of options	740,000	11.0	81
	Exercise of options	1,011,280	10.0	101
	Share placement – acquisition of Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL)	20,000,000	12.0	2,400
30-6-2007	Transfer of amounts from share based payments reserve on exercise of options			127
30-6-2007	Reversal of accrual of transaction costs relating to costs incurred in the previous year			23
30-6-2007	**Balance at end of year - Company**	**559,599,873**		**59,666**
Consolidated				
30-6-2007	Less share of associates capital raising costs expensed directly in equity			(243)
30-6-2007	**Balance at end of year – consolidated**	**559,599,873**		**59,423**

The purpose of the share placement was to acquire all of the issued capital of Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL). Funds received from the exercise of options were used for general working capital purposes.

25 Contributed equity (continued)

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options

Information relating to the Intec Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out in note 39.

26 Options

Consolidated and parent entity

2007

Issue Date	Expiry Date	Exercise Price	Number on issue 30 June 2006	Granted during year	Lapsed during year	Exercised during year	Number on issue 30 June 2007
16.07.2002	16.07.2007	$0.24625	2,363,150	-	-	-	2,363,150
20.11.2002	16.07.2007	$0.24625	4,281,947	-	-	-	4,281,947
28.11.2005	30.06.2008	$0.08	25,000,000	-			25,000,000
30.04.2006	30.06.2008	$0.08	-	20,000,000	-	-	20,000,000
26.11.2003	26.11.2008	$0.10	4,189,196	-	-	(1,011,280)	3,177,916
1999 to 2000	30.06.2009	$0.49625	1,275,000	-	-	-	1,275,000
05.04.2005	24.02.2010	$0.069	4,809,419	-	-	(2,403,130)	2,406,289
16.11.2005	24.02.2010	$0.069	3,462,725	-	-	-	3,462,725
25.08.2006	30.08.2011	$0.11	-	5,350,000	-	(740,000)	4,610,000
15.11.2006	30.08.2011	$0.11	-	2,600,000	-	-	2,600,000
Total Options on issue			45,381,437	27,950,000	-	(4,154,410)	69,177,027

2006

Issue Date	Expiry Date	Exercise Price	Number on issue 30 June 2005	Granted during year	Lapsed during year	Exercised during year	Number on issue 30 June 2006
16.07.2002	16.07.2007	$0.24625	2,775,175	-	(412,025)	-	2,363,150
20.11.2002	16.07.2007	$0.24625	4,281,947	-	-	-	4,281,947
28.11.2005	30.06.2008	$0.08	-	25,000,000	-	-	25,000,000
26.11.2003	26.11.2008	$0.10	4,626,008	-	(436,812)	-	4,189,196
1999 to 2000	30.06.2009	$0.49625	1,275,000	-	-	-	1,275,000
05.04.2005	24.02.2010	$0.069	6,087,213		(877,794)	(400,000)	4,809,419
16.11.2005	24.02.2010	$0.069	-	3,462,725	-	-	3,462,725
Total Options on issue			19,045,343	28,462,725	(1,726,631)	(400,000)	45,381,437

All options have been issued pursuant to the Intec Option Plan (Refer note 39) except for the following;

(i) The options expiring in 2009 were issued pursuant to specific contracts with former Directors and a former employee.

(ii) The options expiring on 30.6.2008 were issued to Macquarie Bank Limited under a financing agreement.

Notes to the Financial Statements (continued)

27 Reserves

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
(a) Reserves				
Share-based payments reserve	**1,958**	803	**1,916**	768
Asset revaluation reserve	**13,638**	13,638	**-**	-
	15,596	14,441	**1,916**	768
(b) Movements				
Share-based payments reserve				
Balance 1 July	**803**	170	**768**	170
Option expense (refer note 39(a))	**1,275**	611	**1,275**	611
Transfer to share capital (options exercised)	**(127)**	(13)	**(127)**	(13)
Share of associates reserves	**7**	35	**-**	-
Balance 30 June	**1,958**	803	**1,916**	768
Asset revaluation reserve				
Balance 1 July	**13,638**	-	-	-
Increase on independent valuation of Hellyer minesite	**-**	19,483	**-**	-
Deferred tax liability in respect of the valuation	**-**	(5,845)	**-**	-
Balance 30 June	**13,638**	13,638	**-**	-
Total reserves	**15,596**	14,441	**1,916**	768

The valuation of the Hellyer plant and equipment was carried out at 30 June 2006 by Ian Hyman, C.A. A.A.P.I. F.Y.I.A., Certified Practising Valuer, and Shane Welsh A.V.A.A. Certified Practising Valuer of Hyman Asset Management Pty Limited.

(c) Nature and purpose of reserves

Share-based payments reserve

The share based payments reserve records the value of options issued by the Company. The consolidated share based payments reserve includes the Group's share of the reserves of its associated company, Bass Metals Ltd.

The value of options issued under the Intec Option Plan to directors, employees and consultants has been recognised as an employment expense in the income statement.

The value of options issued to Macquarie Bank Limited under a financing arrangement have been recognised as a borrowing expense in the income statement.

The value of the right to acquire further Intec shares granted pursuant to the acquisition of Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL) has been recognised as an additional cost of acquiring the exploration tenements of that company and included in the exploration expenditure asset.

Asset revaluation reserve

The asset revaluation reserve records the increase in value of the Hellyer plant and equipment on the receipt of an independent valuation, which was reduced by the deferred income tax liability which arises on the revaluation.

28 Accumulated losses

Movements in accumulated losses were as follows:

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Balance 1 July	**(39,617)**	(35,106)	**(29,375)**	(34,994)
Net (loss) /profit for the year	**(1,172)**	(4,511)	**4,875**	5,619
Balance 30 June	**(40,789)**	(39,617)	**(24,500)**	(29,375)

29 Key management personnel disclosures

(a) Directors

The following persons were Directors of the Company during the financial year:

(i) Chairman - Non-executive
I W Ross
(ii) Executive directors
P R Wood, Managing Director and Chief Executive Officer
A J Moyes, Technical Director
K G Rodgers, Finance Director and Chief Financial Officer (appointed 28 February 2007)
(iii) Non-executive Directors
K J Severs
T A Jones (appointed 28 February 2007)
J R G Bell (appointed 1 May 2007)

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*	*Employer*
J L Huens	Chief Operating Officer	Intec Hellyer Metals Pty Ltd
D L Sammut	Corporate Development Manager	Intec Hellyer Metals Pty Ltd
A R Tong	Senior Research Metallurgist and Laboratory Manager	Intec Hellyer Metals Pty Ltd

(c) Key management personnel compensation

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the Directors' Report. The relevant information can be found in sections A-C of the remuneration report on pages 13 to 15.

	Consolidated		**Parent entity**	
	2007	**2006**	**2007**	**2006**
	$	$	**$**	$
Short-term employee benefits	**1,327,652**	1,283,678	**707,650**	631,641
Post-employment benefits	**111,976**	109,997	**56,177**	53,003
Long-term benefits	**-**	-	**-**	-
Share-based payments	**478,319**	79,407	**307,028**	56,608
	1,917,947	1,473,082	**1,070,855**	741,252

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 16 and 17.

(ii) Option holdings

The numbers of options over ordinary shares in the company held during the financial year by each Director of the Company and other key management personnel of the Group, including their personally related parties, are set out below.

2007 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Intec Ltd						
P R Wood	3,631,888	1,200,000	-	-	4,831,888	4,831,888
A J Moyes	3,315,118	700,000	-	-	4,015,118	4,015,118
T A Jones	-	-	-	-	-	-
I W Ross	329,783	400,000	-	-	729,783	729,783
K J Severs	771,010	300,000	-	-	1,071,010	1,071,010
K G Rodgers	1,926,783	900,000	(450,000)	-	2,376,783	2,376,783
J R G Bell	-	-	-	-	-	-
Other key management personnel of the Group						
J L Huens	1,111,886	600,000	-	-	1,711,886	1,711,886
D L Sammut	-	-	-	-	-	-
A R Tong	395,287	600,000	-	-	995,287	995,287

No options are vested and unexercisable at the end of the year.

Notes to the Financial Statements (continued)

29 Key management personnel disclosures (continued)

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Intec Ltd						
P R Wood	2,617,298	1,014,590	-	-	3,631,888	3,631,888
A J Moyes	2,510,286	804,832	-	-	3,315,118	3,315,118
I W Ross	-	329,783	-	-	329,783	329,783
K J Severs	435,475	335,535	-	-	771,010	771,010
Other key management personnel of the Group						
K G Rodgers	1,927,783	-	-	-	1,926,783	1,926,783
J L Huens	1,111,886	-	-	-	1,111,886	1,111,886
A R Tong	395,287	-	-	-	395,287	395,287

(iii) Share holdings

The number of shares in the company held at the end of the financial year by each Director of the Company and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2007 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Ordinary shares				
Directors of Intec Ltd				
P R Wood	1,522,770	-	648,000	2,170,770
A J Moyes	1,450,033	-	-	1,450,033
T A Jones	419,075	-	850,000	1,269,075
I W Ross	217,919	-	400,000	617,919
K J Severs	1,444,918	-	-	1,444,918
K G Rodgers	263,464	450,000	(450,000)	263,434
J R G Bell	732,919	-	-	732,919
Other key management personnel of the Group				
J L Huens	-	-	-	-
D L Sammut	-	-	-	-
A R Tong	-	-	-	-

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Ordinary shares				
Directors of Intec Ltd				
P R Wood	1,231,076	-	291,694	1,522,770
A J Moyes	1,404,578	-	45,455	1,450,033
I W Ross	172,464	-	45,455	217,919
K J Severs	1,399,463	-	45,455	1,444,918
Other key management personnel of the Group				
K G Rodgers	218,009	-	45,455	263,464
J L Huens	-	-	-	-
A R Tong	-	-	-	-

30 Contingencies

(a) Contingent liabilities

The parent entity and Group had contingent liabilities at 30 June 2007 in respect of:

R&D Start Grant repayable component

The Group received an R&D Start grant from the Federal Government which is partly repayable contingent upon the successful commercialisation of the technology for which the R&D Start grant was made. The original contingent liability that may be repaid is $1,832,085. The repayment rate is set at 30% of the revenues generated from the technology annually until the repayable component has been repaid. Interest is currently accruing on this amount, and the current contingent liability including interest is $3,109,761 (2006 - $2,817,163).

There are no other contingent liabilities of the Group.

31 Commitments

(a) Capital commitments

There are no commitments for capital expenditure at the reporting date.

(b) Lease commitments

Operating leases

The Group leases various offices and warehouses under non-cancellable operating leases expiring within two years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

The Group also leases various plant and machinery under cancellable operating leases. The Group is required to give six months notice for termination of these leases.

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**110**	62	-	-
Later than one year but not later than five years	**15**	-	-	-
Later than five years	-	-	-	-
	125	62	-	-

(c) Joint Venture capital commitments

The Hellyer Zinc Concentrate Project Joint Venture did not have any capital commitments at 30 June 2007 (2006 - nil).

(d) Tenement commitments

There are no minimum annual expenditure requirements attached to the tenements held by the Group. Details of tenements held are shown in the Schedule of Tenements.

Notes to the Financial Statements (continued)

32 Related party transactions

(a) Parent entities

The parent entity within the Group is Intec Ltd.

(b) Subsidiaries

Interests in subsidiaries are set out in note 33.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 29. There were no outstanding loans with key management personnel.

(d) Transactions with subsidiaries

The following transactions occurred with related parties:

	2007 $	2006 $
(i) Management fees and expense recovery		
Intec Ltd on-charged certain expenses to its subsidiaries. The amounts charged were determined on the basis of an allocation of costs to projects specifically concerned with the activities of those subsidiaries.	**2,065,087**	1,700,523
(ii) Royalties		
A subsidiary, Intec Copper Pty Ltd (ICPL) charged royalty fees to another subsidiary, Intec Hellyer Metals Pty Ltd (IHM), for the use of technology developed by ICPL in the construction and operation of the demonstration plant by IHM.	**711,043**	300,000
(iii) Interest		
Intec Ltd charged interest on its loans to subsidiaries during the year. The interest rate applicable to intercompany loans is the ATO benchmark interest rate plus 1%		
Intec Copper Pty Ltd	**549,206**	514,075
Intec Hellyer Metals Pty Ltd	**2,484,349**	1,172,287
Intec Zeehan Residues Pty Ltd	**16,120**	-
(iv) Treatment costs		
A subsidiary, Intec Hellyer Metals Pty Ltd (IHM) charged treatment costs to another subsidiary, Intec Zeehan Residues Pty Ltd (IZR) for the treatment of material through the demonstration plant.	**349,995**	-

(e) Loans to subsidiaries

	2007 $	2006 $
Beginning of the year	**27,975,804**	15,356,577
Loans advanced	**10,333,209**	9,232,342
Interest charged	**3,049,675**	1,686,362
Management fees charged	**2,065,087**	1,700,523
End of year	**43,423,775**	27,975,804
Less provision for doubtful debts	**(6,818,200)**	(6,344,859)
Carrying value at end of year	**36,605,575**	21,630,945
Movement in provision for doubtful debts		
Beginning of year	**6,344,859**	9,251,719
Provided during year	**473,341**	(2,906,860)
End of year	**6,818,200**	6,344,859

Provisions for doubtful debts have been raised in relation to outstanding balances, and an expense has been recognised in respect of debts due from subsidiaries, which may be considered doubtful based on the net assets of each subsidiary.

(f) Transactions with associates

Bass Metals Ltd

	2007 $	2006 $
Intec Hellyer Metals Pty Ltd received payments from Bass Metals Ltd relating to the provision of various services at the Hellyer minesite and director's fees and expenses.	**50,625**	25,212

Notes to the Financial Statements (continued)

32 Related party transactions (continued)

(g) Transactions with joint venture

	2007 $	2006 $
(i) Cash calls		
Cash calls made in respect of operating expenses of the Hellyer Zinc Concentrate Project Joint Venture (HZCPJV) by Intec Hellyer Metals Pty Ltd (IHM).	**7,016,120**	-
(ii) Initial cost of plant		
The Hellyer plant and equipment was refurbished prior to the commencement of the HZCPJV and under the terms of the HZCPJV agreement this expenditure is treated by the Group as deferred royalty revenue.	**6,000,000**	-
(iii) Royalty received – current year		
Royalty received by IHM's joint venture partner by means of a reduction in deferred royalty revenue.	**1,166,667**	-

(iv) Assets purchased and lease rentals

Under the terms of the HZCPJV agreement the HZCPJV reimburses the Group for the acquisition of fixed assets at the time at which they are acquired thereby allowing the Group to retain full ownership of the fixed assets employed in the HZCPJV. The Group has adopted an accounting policy with respect to these reimbursements which defers the associated revenue and amortises the revenue over the life of the HZCPJV.

	2007 $	2006 $
▪ Assets purchased for which reimbursements have been received	**1,809,332**	-
▪ Rental receipts treated as deferred revenue	**1,545,471**	-
▪ Rental receipts recognised as income during the year	**263,861**	-
▪ Lease rental payments receivable:		
- not later than one year	**140,132**	-
- later than one year and no later than five years	**340,320**	-
- later than five years	-	-
	480,452	-

(h) Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties. The average interest rate on loans during the year was 8.55% (2006 - 8.30%). Outstanding balances are unsecured and are repayable in cash.

33 Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(s):

Name of entity	Country of incorporation	Class of shares	Equity holding 2007 %	2006 %
Investments held by Intec Ltd				
Intec Copper Pty Ltd	Australia	Ordinary	**100**	100
Intec Hellyer Metals Pty Ltd	Australia	Ordinary	**100**	100
Intec International Projects Pty Ltd	Australia	Ordinary	**100**	-
Investments held by Intec Hellyer Metals Pty Ltd				
Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL)	Australia	Ordinary	**100**	-

Each subsidiary has been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities and Investments Commission.

Intec Ltd and its subsidiaries have not entered into any deeds of cross guarantee.

Notes to the Financial Statements (continued)

34 Investments in associates

(a) Carrying amounts

Information relating to associates is set out below.

Name of company	Principal activity	Ownership interest 2007 %	Ownership interest 2006 %	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Listed							
Bass Metals Ltd	Minerals Exploration	**23.25**	22.10	**3,202**	932	**-**	-

The associated company is incorporated in Australia and its reporting date is 30 June.

	Consolidated 2007 $'000	Consolidated 2006 $'000
(b) Movements in carrying amounts		
Carrying amount at the beginning of the financial year	**932**	1,079
Acquisition of shares in associate	**2,687**	-
Adjustment on change in % shareholding	**(2)**	98
Share of capital raising costs	**(156)**	(88)
Share of increase in reserves	**7**	36
Share of losses after income tax	**(266)**	(193)
Carrying amount at the end of the financial year (shown as investment at cost)	**3,202**	932
(c) Fair value of listed investments in associates		
Bass Metals Ltd	**6,669**	1,400
Based on share price of $0.34 (2006 – $0.175) at end of year		
(d) Share of associates' losses		
Loss before income tax	**(266)**	(193)
Income tax expense	**-**	-
Adjustment on change in % shareholdings	**(2)**	98
Loss after income tax	**(268)**	(95)

(e) Summarised financial information of associates

Group's share of:

	Assets $'000	Liabilities $'000	Revenues $'000	Loss $'000
2007				
Bass Metals Ltd	3,378	193	85	(268)
2006				
Bass Metals Ltd	1,128	88	30	(95)

35 Interests in joint ventures

Jointly controlled operation

A subsidiary, Intec Hellyer Metals Pty Ltd, has entered into an unincorporated joint venture with Polymetals (Hellyer) Pty Ltd called the Hellyer Zinc Concentrate Project Joint Venture to process tailings through the Hellyer Mill to produce metal in concentrate. The subsidiary has a 50% participating interest in this Joint Venture and is entitled to 50% of its output of metal in concentrate. The Group's interests in the assets employed in the Joint Venture are included in the consolidated balance sheet, in accordance with the accounting policy described in note 1(s), under the following classifications:

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Current assets				
Cash and cash equivalents	**912**	-	**-**	-
Receivables	**225**	-	**-**	-
Inventories	**685**	-	**-**	-
Other current assets	**1,165**	-	**-**	-
Total current assets	**2,987**	-	**-**	-
Liabilities				
Trade Creditors	**1,523**	-	**-**	-
Provisions	**133**	-	**-**	-
Total liabilities	**1,656**	-	**-**	-

For capital expenditure commitments relating to the Hellyer Zinc Concentrate Project Joint Venture refer to note 31.

Notes to the Financial Statements (continued)

36 Business Combinations

(a) Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL) (IZR)

(i) Summary of acquisition

On 23 October 2006, a subsidiary, Intec Hellyer Metals Pty Ltd, (IHM) acquired 100% of the issued capital of IZR.

The acquired company contributed a loss of $401,000 to the Group for the period from 23 October 2006 to 20 June 2007.

(ii) Details of acquisition

Details of the fair value of assets and liabilities acquired and goodwill are as follows:

Purchase consideration (refer (iii) below)	**$'000**
Intec Ltd shares issued (refer (iv) below)	**2,400**
Options expense (refer (v) below)	**395**
Total purchase consideration	**2,795**
Fair value of net identifiable assets acquired (refer (vii) below)	**2,795**
Goodwill	**Nil**

(iii) Purchase consideration - Summary

The consideration for the purchase was an issue of Intec Ltd shares and a right granted to the previous shareholders to acquire further shares in Intec Ltd at 18 cents per share. The value of these transactions was passed on to IHM from the parent company.

(iv) Purchase consideration - Shares

Number of Intec Ltd shares issued on 23 October 2006	20,000,000
Share price on ASX on 23 October 2006	$0.12
Fair value of Intec Ltd shares issued	$2,400,000

(v) Purchase consideration – Option expense

Number of rights to acquire Intec Ltd shares	20,000,000
Value of rights issued	$0.0198
Fair value of rights to acquire Intec Ltd shares	$395,402

The value of the rights has been calculated using Black & Scholes methodology with the following input parameters:

Value of underlying stock	$0.12
Exercise price	$0.18
Dividend yield	0.00%
Volatility in Intec Ltd securities	47.00%
Risk free rate	6.00%
Maturity date	23/10/2008
Pricing date	23/10/2006

(vi) Cash flows on acquisition

Cash outflows

There were no cash outflows on acquisition as the purchase consideration consisted of an issue of shares in Intec Ltd plus a right to acquire further shares in Intec Ltd at a price of 18 cents per share prior to 23 October 2008.

Cash inflows

There were no cash inflows to the Group as there were no cash balances in the acquired company at the date of acquisition.

(vii) Assets and liabilities acquired

The assets and liabilities arising from the acquisition are as follows:

	Acquirees carrying amount $'000	**Fair value $'000**
Cash	-	-
Security deposit	5	5
Exploration expenditure	188	2,840
Loans	(50)	(50)
Net assets acquired	143	2,795
Net identifiable assets acquired		2,795

Notes to the Financial Statements (continued)

36 Business Combinations (continued)

(b) Intec International Projects Pty Ltd (IIP)

On 29 November 2006, the parent company incorporated a new subsidiary, IIP, with issued capital of $2 and cash assets of $2. IIP has not traded since its incorporation.

37 Events occurring after the balance sheet date

EAF Dust

An agreement has been reached with Smorgon Steel Ltd (Smorgon) to receive that company's future production of Electric Arc Furnace Dust (EAFD). The agreement covers the EAFD production of Smorgon over the next three years at approximately 15,000 tonnes per annum. It is proposed that the EAFD will be used as feedstock for the Hellyer Residues Project which is expected to commence commercial production in 2009. The financial impact of this transaction has not yet been determined.

Macquarie Bank Limited Performance Bond Agreement

As a corollary to the above agreement, a performance bond agreement has been signed with Macquarie Bank Limited in order to provide the Environmental Protection Agency, Victoria with the required performance bonds relating to EAFD storage facilities amounting to $3,950,000.

Macquarie Bank Limited Working Capital Facility

The Company has drawn down $3,950,000 from its working capital facility with Macquarie Bank Limited to fund the cash backing for the provision of performance bonds by Macquarie Bank Limited.

Sales of Metal in Concentrate

The Group has received $4,623,952 in respect of payment on provisional and final invoices covering the sale of 5,487 tonnes of metal in concentrate which was shipped from the Port of Burnie prior to 30 June 2007.

Purchase of Dredge

An agreement was completed by the Hellyer Zinc Concentrate Project Joint Venture to purchase the dredge and associated equipment and spares currently being used by the Joint Venture for $2.4 million. In addition, $400,000 was paid by the Hellyer Zinc Concentrate Project Joint Venture in respect of the cancellation of the existing dredge usage contract.

Expiry of options

On 16 July 2007, 6,645,097 options with an exercise price of 24.625 cents per share expired and, not having been exercised, lapsed.

Shareholding in Bass Metals Ltd

The Group has acquired a further 1,383,025 shares in Bass Metals at a cost of $449,000 in order to maintain its 23.49% shareholding, which had been diluted due to the exercise of options by other Bass Metals Ltd shareholders.

No other matters or circumstances have arisen since 30 June 2007 that have significantly affected or may significantly affect the Group's operations in future financial years, or the results of those operations in future financial years, or the Group's state of affairs in future financial years.

38 Loss per share

	Consolidated	
	2007	2006
	Cents	Cents
(a) Basic loss per share		
Loss attributable to the ordinary equity holders of the company	**(0.21)**	(1.03)
(b) Diluted loss per share		
Loss attributable to the ordinary equity holders of the company	**(0.21)**	(1.03)

(c) Reconciliations of loss used in calculating earnings per share

	Consolidated	
	2007	2006
	$'000	$'000
Basic loss per share		
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share	**(1,172)**	(4,511)
Diluted loss per share		
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share	**(1,172)**	(4,511)

(d) Weighted average number of shares used as the denominator

	Consolidated	
	2007	2006
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	**549,397,131**	438,715,136

(e) Information concerning the classification of securities

Options

Options granted to employees under the Intec Option Plan and to other entities are not considered to be potential ordinary shares and have not been included in the determination of diluted loss per share. No options have been included in the determination of basic loss per share. Details relating to the options are set out in note 26.

39 Share-based payments

(a) Employee Option Plan

The establishment of the Intec Option Plan was approved by shareholders at the 2001 Annual General Meeting. All Directors, employees and consultants are eligible to participate in the Intec Option Plan.

Options are granted under the Intec Option Plan for no consideration. Options are granted for a five year period and vest immediately. Options granted under the Intec Option Plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of the options is the current market price on the date the options are granted as determined by the Board.

Set out below are summaries of options granted under the plan:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
16 July 2002	16 July 2007	$0.24625	-	16 July 2002
20 November 2002	16 July 2007	$0.24625	-	20 November 2002
26 November 2003	26 November 2008	$0.10	$0.0247	16 November 2003
1999 - 2000	30 June 2010	$0.49625	-	1 January 2001
5 April 2005	24 February 2010	$0.069	$0.0363	5 April 2005
16 November 2005	24 February 2010	$0.069	$0.0283	26 November 2005
25 September 2006	30 August 2011	$0.11	$0.0670	25 September 2006
15 November 2006	30 August 2011	$0.11	$0.1299	15 November 2006

Notes to the Financial Statements (continued)

39 Share-based payments (continued)

(a) Employee Option Plan (continued)

No options were forfeited during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2007 was $0.196 (2006 - $0.069).

The weighted average remaining contractual life of share options outstanding at the end of the period was 1.40 years (2006 - 2.14 years).

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2007 and 30 June 2006 included:

		2007	**2007**	**2006**
(a)	options are granted for no consideration			
(b)	exercise price	$0.11	$0.11	$0.069
(c)	grant date	25 September 2006	15 November 2006	16 November 2005
(d)	expiry date	30 August 2011	30 August 2011	24 February 2010
(e)	share price at grant date	$0.125	$0.195	$0.069
(f)	expected price volatility of the company's shares	48.7%	52.4%	42.9%
(g)	expected dividend yield	0.0%	0.0%	0.0%
(h)	risk-free interest rate	6.0%	6.0%	5.5%

Shares provided on exercise of remuneration options

450,000 (2006-nil) ordinary shares in the Company were provided as a result of the exercise of remuneration options to Directors.

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated		**Parent entity**	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Options issued under Intec Option Plan [1]	**697**	98	**697**	98
Options issued to Macquarie Bank Limited[2]	**183**	513	**183**	513
Rights issued to Encore Metals NL shareholders[3]	**395**	-	**395**	-
	1,275	611	**1,275**	611

[1] Recognised as employee benefit expense in the income statement.
[2] Recognised as borrowing costs in the income statement.
[3] Recognised as cost of investment in subsidiaries in the parent company balance sheet and cost of acquiring exploration tenements in the consolidated balance sheet.

Notes to the Financial Statements (continued)

40 Non-cash investing and financing activities

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
(a) Non-cash financing and investing activities				
Acquisition of Intec Zeehan Residues Pty Ltd (formerly Encore Metals NL)	**2,795**	-	-	-
Assets acquired on entering into Hellyer Zinc Concentrate Project Joint Venture	**4,263**	-	-	-
Recognition of provision for rehabilitation	**1,990**	-	-	-

(b) Financing arrangements

The Group has a working capital finance facility with Macquarie Bank Limited

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Secured				
Working capital finance facility	**4,500**	2,500	**4,500**	2,500
Total amounts advanced under working capital facility as at 30 June 2007	-	-	-	-
Total current borrowings	-	-	-	-

The working capital finance facility is repayable at call and bears interest at 8.4% per annum (2006 - 7.5%).

The working capital finance facility may be drawn at any time and is subject to annual review. The expiry date of the facility is 30 September 2007. Since the end of the financial year $3,950,000 has been drawn down under the facility.

Security

Macquarie Bank Limited holds the following as security for the finance facility:

- A fixed and floating charge over all of the present and future undertaking, assets and rights of Intec Hellyer Metals Pty Ltd, including all real and personal property, choses in action, goodwill, uncalled and called but unpaid capital; and
- A mortgage over all securities in Bass Metals Ltd held by Intec Hellyer Metals Pty Ltd.

(i) Interest rate risk exposures

The Group's exposure to interest rate risk arises predominantly from liabilities bearing variable interest rates. At 30 June 2007 no such liabilities were in place.

(ii) Fair values

The fair values of borrowings at balance date equal the carrying values.

Notes to the Financial Statements (continued)

41 Reconciliation of (loss)/profit after income tax to net cash flows from operating activities

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Operating (loss)/profit after income tax	**(1,172)**	(4,511)	**4,875**	(8,363)
Non cash items and non operating cash flows included in income statement				
Depreciation and amortisation	**2,775**	676	**127**	200
Diminution - loans to subsidiaries	**-**	-	**473**	11,092
Expense recovery from subsidiaries	**-**	-	**(111)**	(412)
Management fees charged to subsidiaries	**-**	-	**(1,954)**	(1,289)
Interest charged to subsidiaries	**-**	-	**(3,050)**	(1,686)
Share based payment expenses	**880**	611	**880**	611
Net loss on sale of non-current assets	**280**	-	**280**	-
Net profit on sale of investments	**(4,081)**	-	**(4,081)**	-
Equity share of losses of associated entities	**268**	95	**-**	-
	(1,050)	(3,128)	**(2,561)**	153
Changes in assets and liabilities				
Decrease/(increase) in receivables	**(4,958)**	(54)	**(39)**	(5)
Decrease/(increase) in inventories	**(3,434)**	-	**-**	-
Decrease/(increase) in derivative asset	**(301)**	-	**-**	-
Increase/(decrease) in exploration expenditure	**(59)**	-	**(7)**	-
Increase/(decrease) in trade creditors	**1,684**	(487)	**26**	(146)
Decrease/(increase) in employee entitlements	**162**	-	**32**	-
Increase/(decrease) in deferred revenue	**7,223**	-	**-**	-
Deferred income tax asset recognised in income statement	**(1,572)**	(4,273)	**-**	-
Net cash (outflow) from operating activities	**(2,305)**	(7,943)	**(2,549)**	3

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 21 to 62 are in accordance with the *Corporations Act 2001*, including:

   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the company's and Group's financial position as at 30 June 2007 and of its performance for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 13 to 17 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

Philip R Wood

Philip R Wood
Director

Sydney
24 September 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Independent auditor's report to the members of Intec Ltd

Report on the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Intec Ltd (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Intec Ltd and the Intec Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 Related Party Disclosures, under the heading "remuneration report" in pages 13 to 17 of the directors' report and not in the financial report.

Directors' responsibility for the financial report and the AASB 124 Remunerations disclosures contained in the directors' report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

PRICEWATERHOUSECOOPERS

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report and remuneration disclosures of Intec Ltd (the company) for the financial year ended 30 June 2007 included on the Intec web site. The company's directors are responsible for the integrity of the Intec web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report and remuneration disclosures identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report or remuneration disclosures. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration disclosures to confirm the information included in the audited financial report and remuneration disclosures presented on this web site.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

PRICEWATERHOUSECOOPERS

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of Intec Ltd is in accordance with the *Corporation Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Auditor's opinion on the AASB 124 Remuneration disclosures contained in the directors' report

In our opinion, the remuneration disclosures that are contained in pages 13 to 17 of the directors' report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

PricewaterhouseCoopers

Michelle Chiang

M W Chiang
Partner

Sydney
24 September 2007

Schedule of Tenements

The Group held at 30 June 2007 the following tenements:

Tenement number	Tenement name	Expiry date	Area Km^2	Security deposits held $'000	Annual expenditure commitments $'000
Tenements held by Intec Hellyer Metals Pty Ltd					
Consolidated Mining Lease 103M/1987	Hellyer	2 January 2009	16.95	990	-
Tenements held by Intec Zeehan Residues Pty Ltd					
Retention Licence RL 3/1996	Zeehan	28 March 2008	1.00	5	-
Tenements held by Intec Ltd					
Exploration Licence Application ELA3034	Thuddungera	-	122.20	-	-

Shareholder Information

The shareholder information set out below was applicable as at 21 September 2007.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Class of equity security Ordinary shares	
	Number of shareholders	**Number of shares**
1 - 1000	78	12,712
1,001 - 5,000	309	1,197,693
5,001 - 10,000	520	4,529, 320
10,001 - 100,000	2,120	91,314,582
100,001 and over	771	462,545,566
	3,798	559,599,873

At the prevailing market price of shares ($0.12) there were 268 shareholders with less than a marketable parcel of ordinary shares worth $500 (being 4,166 shares).

B. Equity security holders

Twenty one largest quoted equity security holders

The names of the twenty one largest holders of quoted equity securities are listed below:

Name	**Ordinary shares**	
	Number held	**Percentage of issued shares**
ANZ NOMINEES LIMITED <CASH INCOME A/C>	57,425,266	10.262
ORIAN HOLDING CORP	34,312,366	6.132
OREGON NOMINEES PTY LTD <OREGON NOMINEES SUPER A/C>	11,500,000	2.055
ALLIANCE RESOURCES LIMITED	7,952,200	1.421
MACQUARIE BANK LIMITED	7,246,377	1.295
NATIONAL NOMINEES LIMITED	6,764,842	1.209
REACH OUT PTY LTD	5,572,460	0.996
MR STEPHEN STONE <THE PEARLSTONE FUND A/C>	5,182,316	0.926
MR WILLIAM E CONWAY	5,046,428	0.902
MR MICHAEL JOHN MCKENZIE	5,045,455	0.902
SMACER PTY LTD	5,000,000	0.893
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,703,749	0.841
GRIZZLY HOLDINGS PTY LTD	3,885,691	0.694
MESUTA PTY LTD	3,793,676	0.678
KURRABA INVESTMENTS PTY LTD	3,454,545	0.617
WENDELINI PTY LIMITED <PHILIP GARDINER PENSION A/C>	3,234,583	0.578
BARONA GROUP PTY LTD <SUPERANNUATION FUND A/C>	3,166,364	0.566
PLYMOUTH HOLDINGS INC	3,143,173	0.562
MR BRYAN WELCH	3,000,000	0.536
BATROSA CONCRETE PRODUCTS PTY LTD <SUPERANNUATION FUND A/C>	3,000,000	0.536
MR BRYAN WELCH & MS GLYNDA CURTIN	3,000,000	0.536
Total of Top 21 share holdings	185,429,491	33.136
Other shareholders	374,170,382	66.864
Total ordinary shares	**559,599,873**	**100.000%**

Shareholder Information (continued)

C. Substantial holders

Substantial holders in the company are set out below:

Substantial Shareholder (extracts from Substantial Shareholder Register)	Number held	Shareholding percentage
Ordinary shares		
Ivanhoe Mines Ltd. Group (Orian Holding Corp.)	34,312,366	6.132

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options

No voting rights.

E. Summary of options issued

	No of options	No of holders	Options held	% Options Issued
Options expiring 30 June 2008 with an exercise price of $0.08	**45,000,000**	**1**		
Option holders with more than 20% of class				
Macquarie Bank Limited			45,000,000	100.00%
Options expiring 26 November 2008 with an exercise price of $0.10	**3,177,916**	**12**		
Option holders with more than 20% of class				
Anthony John Moyes			753,537	23.7%
Options expiring 30 June 2009 with an exercise price of $0.49625	**1,275,000**	**6**		
Option holders with more than 20% of class				
Steven Joseph Koroknay			400,000	31.37%
Denis Michael Hanley			400,000	31.37%
Options expiring 24 February 2010 with an exercise price of $0.069	**5,869,014**	**15**		
Option holders with more than 20% of class			Nil	
Options expiring 30 August 2011 with an exercise price of $0.11	**7,210,000**	**22**		
Option holders with more than 20% of class			Nil	

These options are unquoted equity securities

Corporate Governance Statement

The Board of Directors of the Company (the Board) is responsible for the corporate governance of the Company and its controlled entities.

Corporate governance is a matter of high importance in the Company and is undertaken with due regard to all of the Company's stakeholders and its role in the community.

The Board periodically reviews its policies and procedures against the 'Principles of Good Corporate Governance and Best Practice Recommendations' published by the ASX Corporate Governance Council.

Unless explicitly stated otherwise the Directors believe that the Company complies with the major principles and the underlying guidelines.

The Board has approved and adopted the following policies and charters with which directors and management are required to comply, and which, inter alia, contain the information recommended by the ASX Best Practice Recommendations Guidelines to be made available to shareholders/investors. These policies and Charters can be read on the Company's website www.intec.com.au under 'About Us - Corporate Governance'.

ASX BEST PRACTICE RECOMMENDATIONS

The table below contains each of the ASX Best Practice Principles and Guidelines. The Company has complied with all of the principles and guidelines during the reporting period and this is indicated with a tick☑. In no instance, has the Company failed to comply with a particular recommendation (which would have been indicated with a cross ☒).

Note		Complied
Principle 1	**To lay solid foundations for management and oversight**	☑
Guideline 1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	☑
Principle 2	**Structure the Board to add value**	☑
Guideline 2.1	A majority of the Board should be independent directors.	☑
Guideline 2.2	The Chairman should be an independent director.	☑
Guideline 2.3	The roles of Chairman and Chief Executive Officer/Managing Director should not be exercised by the same individual.	☑
Guideline 2.4	The Board should establish a nomination committee.	☑
Guideline 2.5	Provide the information set out in Guide to reporting in Principle 2.	☑
Principle 3	**Promote ethical and responsible decision making**	☑
Guideline 3.1	Establish a code of conduct to guide the Directors, the Chief Executive Officer (or equivalent), the Chief Financial Officer (or equivalent) and any other key executives as to:	☑
	3.1.1 The practices necessary to maintain confidence in the Company's integrity; and	☑
	3.1.2 The responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	☑
Guideline 3.2	Disclose the policy concerning trading in Company securities by Directors, officers and employees.	☑
Guideline 3.3	Provide the information set out in Guide to reporting on Principle 3.	☑

Corporate Governance Statement (continued)

Principle 4	**Safeguard integrity in financial reporting**	☑
Guideline 4.1	Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that the Company's financial report present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	☑
Guideline 4.2	The Board should establish an Audit Committee.	☑
Guideline 4.3	Structure the Audit Committee so that it consists of:	☑
	• only non-executive Directors;	☑
	• a majority of independent directors;	☑
	• an independent Chairman who is not the Chairman of the Board; and	☑
	• at least 3 members	☑
Guideline 4.4	The Audit Committee should have a formal Charter.	☑
Guideline 4.5	Provide the information set out in Guide to reporting on Principle 4.	☑
Principle 5	**Make timely and balanced disclosure**	☑
Guideline 5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rules disclosure requirements and to ensure accountability at a senior management level for that compliance.	☑
Guideline 5.2	Provide the information set out in Guide to reporting on Principle 5.	☑
Principle 6	**Respect the rights of shareholders**	☑
Guideline 6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	☑
Guideline 6.2	Request the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditors report.	☑
Principle 7	**Recognise and manage risk**	☑
Guideline 7.1	The Board or appropriate board committee should establish policies on risk oversight and management.	☑
Guideline 7.2	The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that:	☑
	7.2.1 The statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and	☑
	7.2.2 The company's risk management and internal compliance and control system is operating efficiently and effectively in all material aspects.	☑
Guideline 7.3	Provide the information indicated in Guide to reporting on Principle 7.	☑
Principle 8	**Encourage enhanced performance**	☑
Guideline 8.1	Disclose the process for performance evaluation of the Board, its Committees and individual directors, and key executives.	☑

Corporate Governance Statement (continued)

Principle 9	**Remunerate fairly and responsibly**	☑
Guideline 9.1	Provide disclosure in relation to the Company's remuneration policies to enable investors to understand:	☑
	• the cost and benefits of those policies; and	☑
	• the link between remuneration paid to Directors and key executives and corporate performance.	☑
Guideline 9.2	The Board should establish a remuneration committee.	☑
Guideline 9.3	Clearly distinguish the structure of Non-executive Directors remuneration from that of executives.	☑
Guideline 9.4	Ensure that payment of equity based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	☑
Guideline 9.5	Provide the information set out in Guide to reporting on Principle 9.	☑
Principle 10	**Recognise the legitimate interests of shareholders**	☑
Guideline 10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	☑

Corporate Directory

Directors
Chairman
Ian W Ross
Managing Director and Chief Executive Officer
Philip R Wood
Technical Director
A John Moyes
Finance Director and Chief Financial Officer
Kieran G Rodgers
Non-executive Directors
Kenneth J Severs
Trevor A Jones
James R G Bell

Company Secretaries
Robert J Waring
Grahame Clegg

Senior Management
Chief Operating Officer
Jean-Louis Huens
Corporate Development Manager
Dave L Sammut
Senior Research Metallurgist and Laboratory Manager
Andrew R Tong

Notice of Annual General Meeting
The Annual General Meeting of Intec Ltd will be held in
'The Partners Room', at the offices of Allens Arthur Robinson
Level 28, Deutsche Bank Place,
Corner of Hunter and Phillip Streets
Sydney, 2000, Australia
on Wednesday 14 November 2007 at 5.30 p.m.

Registered Office and Corporate Headquarters
Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia
Telephone: (+61 2) 9351 6741
Facsimile: (+61 2) 9351 7180
Email: mail@intec.com.au
Website:www.intec.com.au

Sydney City Office
Level 13, Macquarie House
167 Macquarie Street
Sydney NSW 2006
Australia
Telephone: (+612) 8667 3038

Intec Hellyer Metals Pty Ltd
PO Box 666
10-12 River Road
Burnie TAS 7320 Australia
Telephone: (+61 3) 6431 9867
Facsimile: (+61 3) 6431 3629

Intec Hellyer Metals Demonstration Plant
20 River Road
Burnie TAS 7320 Australia
Telephone: (+61 3) 6432 4063
Facsimile: (+61 3) 6432 3594

The Hellyer Mine
Cradle Mountain Link Road
Waratah-Wynyard Council District TAS 7321
Australia
Telephone: (+61 3) 6439 1155
Facsimile: (+61 3) 6439 1405

Melbourne EAFD Storage Site
433-451 Somerville Road
West Footscray VIC 3012
Australia

Western Australian Representative Office
Mr Stephen Stone
173 Hamersley Road
Subiaco, WA 6008
Telephone: 0418 804 564

North American Representative Office
Mr Phil Evans
32 Charles Street
Georgetown, Ontario, L7G 2Z3
Canada
Telephone and Facsimile: (+1 905) 873 4985

European Representative Office
Mr Kenneth Severs
'Appletree'
Frith Road, Aldington Frith
Kent TN25 7HJ
United Kingdom
Telephone and Facsimile: (+44 1233) 721 328

Share Registry
Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000 Australia
PO Box R67 Royal Exchange
Sydney NSW 1223 Australia
Telephone: (+61 2) 9290 9600
Facsimile: (+61 2) 9279 0664
Email: registries@registriesltd.com.au
Website: www.registriesltd.com.au

Auditors
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171 Australia

Legal Advisers
Allens Arthur Robinson
Level 28, Deutsche Bank Place
Corner of Hunter and
Phillip Streets
Sydney NSW 2000 Australia

Patent Attorneys
Griffith Hack
100 Miller Street
North Sydney NSW 2060 Australia

Stock Exchange Listings
Intec Ltd shares are listed on the Australian Stock Exchange (Code: INL)
and the Deutsche Boerse (Code:INF).


www.intec.com.au

SCHEDULE I

Documents made public, filed or distributed since 1 July 2006

No	Document Date	Document Name
1.	31/07/2006	Commitments Test Entity - Fourth Quarter Report
2.	17/08/2006	Change of Director's Interest Notice x 4
3.	13/09/2006	Preliminary Final Report
4.	25/09/2006	Appendix 3B
5.	29/09/2006	2006 Annual Report
6.	04/10/2006	Change of Director's Interest Notice
7.	04/10/2006	Change of Director's Interest Notice
8.	10/10/2006	Presentation to Excellence in Mining
9.	13/10/2006	Notice of Annual General Meeting
10.	13/10/2006	Change of Director's Interest Notice
11.	20/10/2006	Hellyer Zinc Concentrate Project Update
12.	25/10/2006	Acquires Encore Metals NL & Zeehan Stags Project
13.	25/10/2006	Hdr Corr: Acq Encore Metals NL & Zeehan Slags Project
14.	31/10/2006	Commitments Test Entity - First Quarter Report
15.	15/11/2006	Appendix 3B
16.	15/11/2006	Presentation to AGM
17.	16/11/2006	Results of Meeting
18.	01/12/2006	Commercial Zinc Production Commences at Hellyer
19.	01/12/2006	Appendix 3B
20.	11/12/2006	Appendix 3B & App 3Y x 4
21.	22/12/2006	BSM ann: Letter of Intent - Que River Ore Sales

No	Document Date	Document Name
22.	02/01/2007	Change in substantial holding
23.	03/01/2007	Change in substantial holding
24.	22/01/2007	Hellyer Zinc Concentrate {roject Update
25.	31/01/2007	Commitments Test Entity - Second Quarter Report
26.	05/02/2007	Change of Director's Interest Notice
27.	07/02/2007	Presentation - Australias newest zinc producer
28.	14/02/2007	Hellyer Zinc Concentrate Project - First Payment Schedule
29.	14/02/2007	Hellyer Zinc Concentrate Project : Bass Metals Announcement
30.	16/02/2007	Hellyer Zinc Concentrate Project - Bass Metals Announcement
31.	21/02/2007	BSM Presentation at RIU Explorers Conference
32.	23/02/2007	Becoming a substantial holder for JRV
33.	26/02/2007	JRV: Substantial Shareholder Notice
34.	26/02/2007	Change in substantial holding for JRV
35.	27/02/2007	JRV: Recent Trading & Top 20 shareholders
36.	28/02/2007	Director Appointments
37.	28/02/2007	Appointment of additional Company Secretary
38.	28/02/2007	Half Yearly Report
39.	28/02/2007	Half Year Accounts
40.	01/03/2007	Appendix 3B - Exercise of Options
41.	02/03/2007	February 2007 Progress at Hellyer
42.	09/03/2007	Discussions Between JRV & INL, and Form 604
43.	15/03/2007	Initial Director's Interest Notice
44.	15/03/2007	Initial Director's Interest Notice

No	Document Date	Document Name
45.	22/03/2007	JRV: Intec Ltd
46.	22/03/2007	Termination of Jervois Merger Proposals
47.	22/03/2007	Change in substantial holding for BSM
48.	26/03/2007	Ceasing to be a substantial holder fro JRV
49.	29/03/2007	Change in substantial holding for BSM
50.	02/04/2007	JRV: Merger Proposals by Intec Limited
51.	04/04/2007	Exits JRV Share Register
52.	13/04/2007	Change of Director's Interest Notice
53.	24/04/2007	Change of Director's Interest Notice
54.	26/04/2007	Change in substantial holding for BSM
55.	26/04/2007	Change of Director's Interest Notice
56.	27/04/2007	Amended - Change of Director's Interest Notice - T A Jones
57.	27/04/2007	BSM March 2007 Quarterly Report
58.	30/04/2007	Commitments Test Entity - Third Quarter Report
59.	02/05/2007	New Director Appointed to the Board
60.	03/05/2007	Presentation - Macquarie Connections Australian Conference
61.	07/05/2007	Initial Director's Interest Notice
62.	08/05/2007	BSM announcement re Zinifex
63.	29/05/2007	Appendix 3B - Share & Option Issues
64.	05/06/2007	Record Production Month for HZCP
65.	05/06/2007	Change of Director's Interest Notice
66.	07/06/2007	Outotec Agreement
67.	07/06/2007	Presentation to European / UK Investors

No	Document Date	Document Name
68.	08/06/2007	Change of Director's Interest Notice
69.	26/06/2007	BSM Signs Que River offtake HOA with ZFX at Rosebery
70.	28/06/2007	Change of Director's Interest Notice
71.	28/06/2007	Change of Director's Interest Notice
72.	28/06/2007	Change of Director's Interest Notice
73.	23/07/2007	Interview with Macquarie Digital
74.	26/07/2007	Philip Wood Appointed Director of Compass Resources NL
75.	31/07/2007	Smorgon and Intec Sign Stage 2 EAF Dust Agreement
76.	31/07/2007	Appendix 4C - quarterly
77.	07/08/2007	Options Expiring 16 July 2007
78.	15/08/2007	Intec Investor Q and A Forum
79.	17/08/2007	Change of Director's Interest Notice - AJM
80.	17/08/2007	Change of Director's Interest Notice - KGR
81.	17/08/2007	Change of Director's Interest Notice - PRW
82.	20/08/2007	Change of Director's Interest Notice
83.	21/08/2007	Hellyer Residues Project Milestone Achieved
84.	23/08/2007	Interim Update Intec Ltd results for year ended 30 June 2007
85.	30/08/2007	Appendix 4E
86.	30/08/2007	Intec Forecasts Strong Profit in 2007/2008 Financial Year
87.	17/09/2007	AMEX presentation
88.	20/09/2007	Burnie Demo Plant Operations Commence for the HRP
89.	21/09/2007	INL Presentation at AMEC Conference in Adelaide
90.	25/09/2007	Annual Report to shareholders

No	Document Date	Document Name
91.	26/09/2007	Intec Option Plan
92.	02/10/2007	Appendix 3B
93.	11/10/2007	Notice of Annual General Meeting/Proxy Form
94.	22/10/2007	Quarterly Activities Report
95.	25/10/2007	Interview with Macquarie Digital
96.	29/10/2007	Change of Director's Interest Notice JRG Bell
97.	06/11/2007	Concentrate Sales Agreement Signed with Baiyin
98.	09/11/2007	Intec Opens Chinese Representative Office
99.	13/11/2007	Final Proxies for 2007 Annual General Meeting
100	14/11/2007	Chairman's Address to Shareholders
101	15/11/2007	Results of Meeting
102	21/11/2007	Change of Director's Interest Notice - JRGB
103	03/12/2007	Burnie Demonstration Plant Update
104	03/12/2007	Change of Director's Interest Notice - PRW
105	11/12/2007	Rail Infrastructure Upgrades to Assist Hellyer Projects
106	11/12/2007	Hellyer Residues Project Approval Received
107	20/12/2007	New Managing Director Appointed to Intec Hellyer Metals P/L
108	20/12/2007	Intec Signs Agreement with Veolia Environmental Services
109	21/12/2007	Change of Director's Interest Notice - JRGB
110	24/12/2007	Appointment of New Chairman
111	07/01/2008	Final Director's Interest Notice IW Ross
112	11/01/2008	Work Commences at Hellyer Residue Project Site

END